TECHNICAL REPORT ON THE PANUCO SILVER-GOLD PROJECT

CONCORDIA, SINALOA, MEXICO

Located in the Concordia Municipality

Mapsheet F13A-37

Centred at:

Latitudes 23º24' North

and

Longitudes 105º54' West

Prepared For

Vizsla Resources Corp. (TSX-V: "VZLA")

Suite 1001 - 1030 West Georgia Street

Vancouver, B.C., Canada

V6E 2Y3

Prepared By

Stewart Harris, P.Geo.

HARRIS GEOLOGICAL SERVICES

E-mail: harrisgeo@telus.net

Effective Date: Wednesday, May 20, 2020

HARRIS GEOLOGICAL SERVICES

TABLE OF CONTENTS

1.0	SUMMARY	1
2.0	INTRODUCTION	2
3.0	RELIANCE ON OTHER EXPERTS	2
4.0	PROPERTY DESCRIPTION AND LOCATION	2
4.1	MINERAL TITLE	2
4.2	AGREEMENTS	6
4.2.1 CANAM ALPINE VENTURES LTD.		6
4.2.2 SILVERSTONE RESOURCES S.A. DE C.V.		7
4.2.3 MINERA RIO PANUCO S.A. DE C.V. AND REAL DE PANUCO S.A. DE C.V.		10
4.3	SURFACE RIGHTS	11
4.3.1 MINERA RIO PANUCO S.A. DE C.V. AND EJIDO PANUCO		11
4.3.2 SILVERSTONE RESOURCES S.A. DE C.V. AND EJIDO PLATANAR DE LOS ONTIVEROS		11
4.3.3 SILVERSTONE RESOURCES S.A. DE C.V. AND COMUNIDAD COPALA		13
4.4	PERMITS	13
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	14
6.0 HISTORY		14
7.0	GEOLOGICAL SETTING	17
7.1	REGIONAL GEOLOGICAL SETTING	17
7.2	PROPERTY GEOLOGY	21
7.3	PROPERTY MINERALIZATION	24
7.3.1 ANIMAS-REFUGIO CORRIDOR		25
7.3.2 CORDON DEL ORO		31
7.3.3 CINCO SEÑORES AND NAPOLEON		36
7.3.4 LA COLORADA		40
8.0	DEPOSIT TYPES	41
9.0 EXPLORATION		43
9.1	VIZSLA EXPLORATION	43
9.2	HISTORIC EXPLORATION	44
10.0	DRILLING	44
11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	48
11.1	VIZSLA SAMPLE PREPARATION, ANALYSIS AND SECURITY	48
11.1.1	VIZSLA ROCK SAMPLES	48
11.1.2	VIZSLA CORE SAMPLES	48
11.2	HISTORIC SAMPLE PREPARATION AND ANALYSIS	49
11.2.1	HISTORIC DRILL CORE SAMPLES	49

HARRIS GEOLOGICAL SERVICES

11.3	QUALITY ASSURANCE / QUALITY CONTROL	50
11.3.1 VIZSLA ROCK SAMPLING		50
11.3.2 VIZSLA CORE SAMPLING		53
11.3.3 SILVERSTONE DATA		58
12.0	DATA VERIFICATION	58
13.0	MINERAL RESOURCE ESTIMATES	59
14.0	MINERAL PROCESSING AND METALLURGICAL TESTING	59
15.0	ADJACENT AND INTERNAL PROPERTIES	59
16.0	INTERPRETATION AND CONCLUSIONS	59
17.0	RECOMMENDATIONS	60
17.1	BUDGET	61
APPENDIX A: REFERENCES
APPENDIX B: HISTORIC DRILL HOLE DATA
CERTIFICATE OF AUTHOR

LIST OF FIGURES

Figure 1: Location Map	3
Figure 2: Tenure Map - Silverstone Option	8
Figure 3: Tenure Map - Rio Panuco Option	9
Figure 4: Ejido Map	12
Figure 5: Metallogenic Setting Map	18
Figure 6: Regional Geologic Setting Map	19
Figure 7: Regional Geology Map	20
Figure 8: Stratigraphic Columns for the Project Area	22
Figure 9: Property Geology Map	23
Figure 10: Schematic Cross-section of Panuco Veining	24
Figure 11: Animas - Refugio Geology and Silver Geochemistry	26
Figure 12: Animas - Refugio Geology and Gold Geochemistry	27
Figure 13: Mariposa Vein Cross-section	30
Figure 14: Cordon del Oro Geology and Silver Geochemistry	33
Figure 15: Cordon del Oro Geology and Gold Geochemistry	34
Figure 16: Mojocuan 2 Mine Geology and Geochemistry	35
Figure 17: Cinco Señores - Napoleon Geology and Silver Geochemistry	37
Figure 18: Cinco Señores - Napoleon Geology and Gold Geochemistry	38
Figure 19: Descubridora Mine Geology and Geochemistry	39
Figure 20: Epithermal Precious Metal Deposits, Occurrences and Deposit Ages	42
Figure 21: Schematic Alteration and Mineralization in Low Sulphidation Precious Metal Deposits	43
Figure 22: Rio Panuco Reduced to Pole Airborne Magnetics	44

HARRIS GEOLOGICAL SERVICES

Figure 23: Shewhart Chart for Silver - Rocks	51
Figure 24: Absolute Relative Difference vs. Rank for Gold - Rocks	52
Figure 25: Absolute Relative Difference vs. Rank for Silver - Rocks	52
Figure 26: Scatter Plot for Rock Field Duplicates - Silver	53
Figure 27: Shewhart Chart for Gold - Core	54
Figure 28: Shewhart Chart for Silver - Core	55
Figure 29: Absolute Relative Difference vs. Rank for Silver - Core	56
Figure 30: Scatter Plot for Core Field Duplicates - Silver	56
Figure 31: Absolute Relative Difference vs. Rank for Gold - Core	57
Figure 32: Scatter Plot for Core Field Duplicates - Gold	57

LIST OF TABLES

Table 1: Mineral Concessions Under Option from Silverstone Resources S.A. de C.V.	3
Table 2: Mineral Concessions Under Option from Minera Rio Panuco S.A. de C.V.	5
Table 3: Schedule of Payments from Canam Alpine Ventures Ltd. to Silverstone Resources S.A. de C.V.	7
Table 4: Estimated Claim Maintenance Costs for Silverstone Property in USD	10
Table 5: Schedule of Payments from Canam Alpine Ventures Ltd. to the Rio Panuco Owners	10
Table 6: Estimated Claim Maintenance Costs for Rio Panuco Property in USD	11
Table 7: Christopher and Sim (2008) Animas - Refugio Zone Indicated Mineral Resource Estimate	15
Table 8: Christopher and Sim (2008) Animas - Refugio Zone Inferred Mineral Resource Estimate	16
Table 9: Christopher and Sim (2008) La Colorada Zone Inferred Mineral Resource Estimate	16
Table 10: Animas - Refugio Significant Surface Rock Samples	26
Table 11: Animas - Refugio Significant Underground Rock Samples	29
Table 12: Cordon del Oro Significant Surface Rock Samples	31
Table 13: Cordon del Oro Significant Underground Rock Samples	32
Table 14: Cinco Señores - Napoleon Significant Surface Rock Samples	40
Table 15: Cinco Señores - Napoleon Significant Underground Rock Samples	40
Table 16: Drill Hole Data	45
Table 17: Significant Drill Hole Intersections	45
Table 18: Silverstone Significant Drill Intersections from La Colorada Vein	47
Table 19: Analytical Techniques Used by Silverstone in 2007 and 2008	49
Table 20: QA / QC Statistics for 2019-2020 Surface and Underground Sampling Programs	50
Table 21: Certified Reference Materials for Vizsla Surface and Underground Sampling Programs	50
Table 22: Blank Sample Failures for 2019-2020 Surface and Underground Sampling Programs	51
Table 23: Certified Reference Materials For 2019-2020 Panuco Drilling	54
Table 24: Recommended Budget	61

HARRIS GEOLOGICAL SERVICES

1.0 SUMMARY

Vizsla Resources Corp. (Vizsla) is earning an interest in the Panuco Project in the Panuco-Copala mining camp of Concordia, Sinaloa, Mexico. Vizsla closed a share purchase agreement to purchase Canam Alpine Ventures Ltd. ("Canam") and Canam has two option agreements with two mining concession owners that comprise the Panuco-Copala mining camp of Concordia, Sinaloa, Mexico. The Panuco Project comprises 61 concessions optioned from Silverstone Resources S.A. de C.V. ("Silverstone") with a surface area of 4012 hectares and a further 43 concessions from Minera Rio Panuco S.A. de C.V. ("Rio Panuco") covering 1959 hectares. Historically, the district has been active for 460 years and the Silverstone owners are actively mining at a small scale.

The Panuco Project is hosted within the Sierra Madre Occidental ("SMO"), a northwest-trending continent-scale igneous belt that hosts most of Mexico's silver and gold production. The SMO comprises continental magmatism active from the Late Cretaceous to the Miocene that has been separated into two main episodes. The Lower Volcanic Complex ("LVC") represents intermediate intrusions and associated volcanic rocks that are associated with the Laramide orogeny that occurred from 80 to 50 million years ago ("Ma"). The LVC is capped by dominantly rhyolitic ignimbrites of the Upper Volcanic Supergroup ("UVS") that were extruded in two episodes; from ~35 to 20 Ma in two episodes. The western part of the SMO is cut by normal fault systems and related extensional basins that occur in a north-northwest trending belt extending from western Sonora to southern Nayarit. The basement to the consists of Jurassic to Early Cretaceous folded metasedimentary and metavolcanic rocks and deformed granitoids.

At the property-scale, windows of basement rock comprise Carboniferous meta-arenite and slate and Cretaceous volcanic rocks of the LVC and Paleocene to Oligocene volcanic rocks interpreted to represent the UVS unconformably overlie the basement. These rocks are intruded by Laramide-equivalent granite to granodiorite. A series of rhyolite domes, andesite and rhyolite porphyries record a second episode of intrusive activity that is believed to be related to UVS rhyolites and ignimbrites.

Mineralization on the project is related to extensional faulting expressed as a series of northwest-trending fault structures. Two significant structures, the Animas-Refugio and Cordon del Oro demarcate the northeast and southwest margins of a graben. This setting of northwest-trending extensional basins with associated epithermal mineralization is also present in other productive mining districts in western Mexico, including Tayoltita - San Dimas 90 kilometres to the north. Mapping to date has traced an interpreted 75 kilometres of strike length of a number of epithermal quartz-sulphide veins on the Panuco Project.

Individual vein corridors up to 3.7 kilometres long have been mapped on the property and the individual veins range from decimeters to tens of metres in width. The most significant mineralization in the veins consists of quartz veins and hydrothermal quartz breccia with grey silica in the matrix and / or in clasts. The grey colour is due to the dissemination of fine-grained pyrite and argentite / acanthite but sphalerite and galena are also common. Bladed quartz pseudomorphs after calcite, which is indicative of boiling conditions, have been noted at a number of locations within the mineralized structures.

Documented mining exploration history is sparse but the most recent exploration programs were carried out by Rio Panuco from 1999-2001 and by Silverstone in 2007 and 2008. These most recent programs comprised 12,072.3 metres of drilling in 97 holes, however, additional drilling was also carried out for which no recorded data is available. Since July of 2019 Vizsla has been carrying out geological mapping and detailed sampling of known mineral occurrences. In addition, Vizsla commenced a diamond drilling program totaling 3084.5 metres in thirteen drill holes along the Animas - Refugio structure. Drilling by Vizsla to date has been productive and additional follow-up drilling is recommended for the Animas - Refugio structure.

A two-phase budget totaling $650,000 CDN is recommended. Phase 1 is for $150 000 CDN to continue mapping and sampling of the Animas - Refugio, Cordon del Oro, and Cinco Señores - Napoleon structural corridors to identify mineralized shoots for drill testing. Phase 2 comprises a $500,000 CDN budget for 1400 metres of drill testing of targets identified by the mapping and sampling.

HARRIS GEOLOGICAL SERVICES	1

2.0 INTRODUCTION

This report was prepared for Vizsla Resources Corp. ("Vizsla") to update and summarize the technical aspects of the Panuco Silver Project since the filing of a technical report by Vizsla on October 22, 2019. The report has been prepared using data from diamond drilling, geological mapping and sampling carried out by Vizsla as well as data from previous operators compiled by Vizsla.

The author of this report is an independent qualified person as defined by National Instrument 43-101. The author examined the property from March 4th to 6th, 2020 to review drill site locations and drill core from Vizsla diamond drilling.

3.0 RELIANCE ON OTHER EXPERTS

The author of this report has presented a summary of legal agreements pertaining to the property titles that are presented in section 4.0. The author has not reviewed these agreements, however, Vizsla's legal counsel in Mexico has reviewed the property titles and legal agreements pertaining to the property titles and prepared a legal opinion statement pertaining to the property titles and legal agreements. The author has reviewed and accepted his legal opinion statement that all property titles are in good standing at the time of the preparation of this report and that the legal agreements pertaining to the titles are valid.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Mineral Title

The Panuco Silver Project is located in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The project is centred at 23º18' North latitude and 105º56' West longitude on map sheets F13A-37 (Figure 1). The project comprises 93 approved mining concessions in nineteen blocks and covering a total area of 5283.014 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Silverstone Resources S.A. de C.V. ("Silverstone") and Minera Rio Panuco S.A. de C.V. ("Rio Panuco") as detailed in Tables 1 and 2, respectively. Vizsla is earning an interest in the concessions as detailed below in section 4.2. The mineral concessions are presented below in Figure 2. The concessions are valid for 50 years provided semi-annual property tax payments are made in January and July of each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. A second 50-year term may be applied for by the concession owner.

Vizsla and Canam are earning an interest in four additional concessions, but these are outside of the scope of this technical report.

HARRIS GEOLOGICAL SERVICES	2

Location Map
369700
379700
399700
419700
2600000
2580000
2560000
POTRERILLOS
PÁNUCO
LA PETACA
COPALA
CHUPADERO
SANTA LUCÍA
CONCORDIA
MAZATLAN
VILLA UNION
Pacific Ocean
Legend
Local towns
Mining concession Viszla Resources Corp.
Highway
Roads
Railway
Powerline
Airport
Kilometers

Figure 1: Location Map

Table 1: Mineral Concessions Under Option from Silverstone Resources S.A. de C.V.

Title Name	Title Number	Issue Date	Expiry Date	Area (Hectares)
San Carlos	151204	26-Mar-1969	25-Mar-2069	98.0000
Amp. a la Casualidad	153220	30-Jul-1970	29-Jul-2020	14.0000
La Esmeralda	158378	29-Mar-1973	28-Mar-2023	2.9728
Mazatlan	158416	30-Mar-1973	29-Mar-2023	23.7804
Clemens	165452	18-Oct-1979	17-Oct-2029	11.6195
Nuevo Refugio III	187494	5-Jul-1990	4-Jul-2040	171.3344
Amp. de San Carlos	189601	5-Dec-1990	4-Dec-2040	62.2643
Cordon del Oro	191792	19-Dec-1991	18-Dec-2041	100.0000
Nuevo Refugio II	192134	19-Dec-1991	18-Dec-2041	49.7339
Nuevo Refugio IV	195406	14-Sep-1992	13-Sep-2042	33.0000
Liliana	203370	19-Jul-1996	18-Jul-2046	12.7018
Laura	205215	8-Jul-1997	7-Jul-2047	28.0000

HARRIS GEOLOGICAL SERVICES	3

Title Name	Title Number	Issue Date	Expiry Date	Area (Hectares)
San Carlos Dos	212112	29-Aug-2000	30-Aug-2050	16.0000
Ampl. Cordon del Oro	218164	11-Oct-2002	10-Oct-2052	117.6310
Nuevo Refugio I	220409	25-Jul-2003	24-Jul-2053	110.5006
Nueva Argentita	221598	4-Mar-2004	3-Mar-2054	32.8499
Nueva Argentita Fracc. I	221599	4-Mar-2004	3-Mar-2054	5.2532
Cordon del Oro Sur	221995	27-Apr-2004	26-Apr-2054	96.0000
San Carlos Tres	221994	27-Apr-2004	26-Apr-2054	7.3847
Nueva Sierrita	223402	10-Dec-2004	9-Dec-2054	96.3188
Nuevo Remedios	223419	14-Dec-2004	13-Dec-2054	38.2786
La Olvidada	223599	21-Jan-2005	20-Jan-2055	0.6176
Nuevo Remedios Fracc. 1	223600	21-Jan-2005	20-Jan-2055	0.7091
Nuevo Remedios Fracc. 2	223601	21-Jan-2005	20-Jan-2055	0.2533
Nuevo Remedios Fracc. 3	223602	21-Jan-2005	20-Jan-2055	0.0667
El Trece Sur	223675	2-Feb-2005	1-Feb-2055	330.0000
Ampl. La Reforma	211301	28-Apr-2000	27-Apr-2050	43.8826
Fracc. Ampl. La Reforma	211302	28-Apr-2000	27-Apr-2050	13.3141
La Providencia	213860	2-Jul-2001	2-Jul-2051	112.2468
Dos en Uno	214169	10-Aug-2001	9-Aug-2051	43.1376
Dos en Uno Fraccion	214170	10-Aug-2001	9-Aug-2051	94.8158
La Esperanza	214099	10-Aug-2001	9-Aug-2051	42.6467
La Sencilla	215960	2-Apr-2002	1-Apr-2052	80.7230
San Jose de la Plata	220134	12-Jun-2003	11-Jun-2053	701.4589
San Jose del Refugio	220676	12-Sep-2003	11-Sep-2053	146.0569
La Fortuna	223005	30-Sep-2004	29-Sep-2054	288.4859
El Brillante	225120	22-Jul-2005	21-Jul-2055	9.9325
El Brillante Fracc. 1	225121	22-Jul-2005	21-Jul-2055	0.3259
3 en 1	225149	26-Jul-2005	25-Jul-2055	9.6770
3 en 1 Fracc. 1	225150	26-Jul-2005	25-Jul-2055	12.2476
3 en 1 Fracc. 2	225151	26-Jul-2005	25-Jul-2055	0.0786
3 en 1 Fracc. 3	225152	26-Jul-2005	25-Jul-2055	2.7350
Santa Rosa	225353	24-Aug-2005	23-Aug-2055	33.6247
El Encino	226404	13-Jan-2006	12-Jan-2056	14.0066
El Encino Fracc. 1	226405	19-Jan-2006	18-Jan-2056	0.9327
Sta. Angela	228412	10-Nov-2006	9-Nov-2056	50.0000
Nueva Argentita Fracc. II	228634	15-Dec-2006	14-Dec-2056	0.5647

HARRIS GEOLOGICAL SERVICES	4

Title Name	Title Number	Issue Date	Expiry Date	Area (Hectares)
El Coco	231563	7-Mar-2008	6-Mar-2058	354.9912
El Trece	232588	10-Sep-2008	9-Sep-2058	265.9922
Carlos IV	232777	21-Oct-2008	20-Oct-2058	11.3962
La Guasima	234647	24-Jul-2009	23-Jul-2059	24.3958
Unificacion Refugio	224409	4-May-2005	3-May-2055	39.9221
Guayanera	224507	17-May-2005	16-May-2055	19.3092
Nueva Reforma	225075	12-Jul-2005	11-Jul-2055	18.9332
La Guasimita	236389	18-Jun-2010	17-Jun-2060	16.9601
Purpura	236551	9-Jul-2010	8-Jul-2060	0.6882
Purpura Fraccion II	236553	9-Jul-2010	8-Jul-2060	0.1966
Purpura Fraccion I	236552	9-Jul-2010	8-Jul-2060	0.5832
El Tesoro	237106	29-Oct-2010	28-Oct-2060	6.5443
Ariana	241544	19-Dec-2012	18-Dec-2062	5.0017
Minillas	242946	2-Apr-2014	1-Apr-2064	86.7828
Total:				4011.861

Table 2: Mineral Concessions Under Option from Minera Rio Panuco S.A. de C.V.

Title Name	Title Number	Issue Date	Expiry Date	Area (Hectares)
Panuco Num. Dos	172867	29-Jun-1984	28-Jun-2034	71.9225
Panuco Numero Tres	172852	29-Jun-1984	28-Jun-2034	99.8618
Panuco No. 4	172844	29-Jun-1984	28-Jun-2034	90.6725
Panuco No. 5	172841	29-Jun-1984	28-Jun-2034	100.0000
Panuco Seis	172866	29-Jun-1984	28-Jun-2034	20.0000
San Jose de Panuco	172847	29-Jun-1984	28-Jun-2034	77.0000
Nueva Sorpresa	172846	29-Jun-1984	28-Jun-2034	14.0000
El Siglo	172848	29-Jun-1984	28-Jun-2034	16.0000
Nueva Constancia	172850	29-Jun-1984	28-Jun-2034	47.8548
San Francisco	172853	29-Jun-1984	28-Jun-2034	40.0000
San Jorge	172868	29-Jun-1984	28-Jun-2034	84.0000
Nueva Luisa	172845	29-Jun-1984	28-Jun-2034	50.0000
La Bomba	172842	29-Jun-1984	28-Jun-2034	8.0000
Luz	209797	9-Aug-1999	8-Aug-2049	19.9682
La Angelita	172869	29-Jun-1984	28-Jun-2034	1.5000
Patricia	172872	29-Jun-1984	28-Jun-2034	28.1437
Alma Rosa	172873	29-Jun-1984	28-Jun-2034	13.6864

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Title Name	Title Number	Issue Date	Expiry Date	Area (Hectares)
Santa Elena lll	172851	29-Jun-1984	28-Jun-2034	9.0000
Los Remedios	172843	29-Jun-1984	28-Jun-2034	30.0000
Montana 3	172870	29-Jun-1984	28-Jun-2034	28.5563
Montana 4	180372	25-Mar-1987	24-Mar-2037	9.1720
Montana 5	172876	29-Jun-1984	28-Jun-2034	0.4159
Montana 6	172875	29-Jun-1984	28-Jun-2034	3.7860
Montana 7	172871	29-Jun-1984	28-Jun-2034	10.0165
La Galeana	218529	5-Nov-2002	4-Nov-2052	20.0000
La Galeana lV	236390	18-Jun-2010	17-Jun-2060	27.3181
La Fortuna	221292	20-Jan-2004	19-Jan-2054	26.1068
La Fortuna Fraccion	221293	20-Jan-2004	19-Jan-2054	1.9765
San Dimas ll	217636	6-Aug-2002	5-Aug-2052	80.0000
El Nacaral	157062	21-Jun-1972	20-Jun-2022	20.0000
Diego	238129	29-Jul-2011	28-Jul-2061	9.0000
El Mojocuan 2	240508	12-Jun-2012	11-Jun-2062	19.6224
Nueva Santa Rosa	165454	18-Oct-1979	17-Oct-2029	37.8867
Oro Fino	165455	18-Oct-1979	19-Oct-2029	8.0000
Sandra	209591	3-Aug-1999	2-Aug-2049	23.4924
Diego l	246778	23-Nov-2018	22-Nov-2068	19.5869
Los Cristos	243378	12-Sep-2014	11-Sep-2064	11.4240
La Galeana ll	229457	24-Apr-2007	23-Apr-2057	41.9350
Napoleon	172874	29-Jun-1984	28-Jun-2034	6.0000
Nuevo San Dimas	193647	19-Dec-1991	18-Dec-2041	11.0000
Constancia Dos	172849	29-Jun-1984	28-Jun-2034	22.0140
Constancia Uno	183577	17-Nov-1988	16-Nov-2038	12.2340
La Galeana lll	E-95/12796	Pending		688.1488
TOTAL				1959.3022

4.2 Agreements

4.2.1 CANAM ALPINE VENTURES LTD.

On November 6, 2019, Vizsla closed a share purchase agreement to purchase Canam Alpine Ventures Ltd. for $45,000 and staged payments of 18 million common shares of Vizsla as follows:

• 6.0 million shares on closing

• 6.5 million shares upon definition of a resource greater than 200,000 gold-equivalent ounces

• 5.5 million shares upon exercise of the options described in section 4.2.2 and 4.2.3.

The payment shares are subject to voluntary pooling restrictions, with 12.5 per cent released each quarter.

HARRIS GEOLOGICAL SERVICES	6

Further, a finder's fee of 750,000 shares is payable by Vizsla to Doug Seaton of Nakusp, B.C. in the following increments:

• 250,000 shares on signing

• 250,000 shares upon definition of a resource greater than 200,000 gold-equivalent ounces

• 250,000 shares upon exercise of the options.

4.2.2 SILVERSTONE RESOURCES S.A. DE C.V.

Canam may, at its option, acquire a 100% interest in either (i) the shares of Silverstone Resources, S.A. de C.V. (Silverstone) or (ii) the following assets for the purchase price of USD $20 million:

• Mining concessions in Table 1 (Silverstone Property). An NSR Royalty of 3% is payable to Compañia Minera Basis, S.A. de C.V on minerals produced from Silverstone Property.

• Machinery and equipment

• Three surface land access agreements (Ejido Plantanar, Copala and San Miguel del Carrizal communities)

• Two operating permits from SEMARNAT (Clemens Mine and El Lucero Mine)

• One explosives permit from SEDENA

To maintain the Option in force, Canam is required to spend a minimum of USD $711,500 exploring the Property prior to the first anniversary of the agreement and fund maintenance costs during the term of the Option. It may, at its option, keep the Option in force for a second year by spending an additional USD $711,500 on exploration and funding a second year of maintenance costs. If Canam does not spend the second $711,500 on exploration, but wishes to maintain the Option, Silverstone will accept cash-in-lieu.

Once the exploration period has expired, Canam may continue to earn-in on the Silverstone assets by making the payments specified in Table 3, below. During the earn-in, Canam has agreed to continue to fund the maintenance costs.

Table 3: Schedule of Payments from Canam Alpine Ventures Ltd. to Silverstone Resources S.A. de C.V.

Item	Payable (USD)
Initial Exploration Phase Option:
Due Diligence (PAID)	$35,575
On Signing (PAID)	$300,000
February 2021	$450,000
District Infrastructure and Production Purchase:
February 2022	$2,134,500
February 2023	$2,846,000
February 2024	$3,557,500
February 2025	$4,269,000
February 2026	$6,407,425
TOTAL	$20,000,000

A force majeure that was declared on March 24, 2020 remains in effect due to the COVID019 pandemic and the force majeure extends the anniversary dates of the Silverstone option by a projected timeframe of four months from the original agreements and provides added time for exploration ahead of the infrastructure purchase phase of the agreement in 2022, subject to the enforced lockdown by Mexican governmental authorities.

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399700
404700
409700
414700
2595000
2590000
2585000
N
T-223402
T-214099
T-225149
T-221599
T-225353
T-225121
T-225120
T-215960
T-221598
T-226405
T-226404
T-225150
T-211301
T-228634
T-211302
T-225151
T-225075
T-225152
T-223419
T-224507
T-236389
T-220676
T-158416
T-224409
T-165452
T-242946
T-234647
T-218164
T-201560
T-213860
T-151204
T-158378
T-220409
T-223602
T-192134
T-223601
T-236551
T-223600
T-223599
T-241544
T-191792
T-228412
T-232777
T-187494
T-221994
T-203370
T-220134
T-221995
T-232588
T-214169
T-236553
T-237106
T-212112
T-236552
T-223005
T-195406
T-223675
T-189601
T-214170
T-205215
T-153220
Legend
Mining Concession Silverstone Option
Vizsla Panuco Project
Coordinate System: WGS 1984 UTM Zone 13N
Projection: Transverse Mecator
Datum: WGS 1984
Kilometers
0 0.5 1 2 3 4

Figure 2: Tenure Map - Silverstone Option. Showing the location of concessions on the Panuco Project optioned from Silverstone.

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399700
404700
409700
414700
2595000
2590000
2585000
N
T-172848
T-209797
T-172867
T-209591
T-172842
T-172853
T-221292
T-157362
T-236390
T-221293
T-172852
T-218529
T-172847
T-229457
T-172868
T-243078
T-172866
T-172845
T-172850
095/12796
T-183577
T-172844
T-238129
T-172843
T-172874
T-172841
T-172849
T-160372
T-165454
T-246778
T-172876
T-240506
T-172846
T-172870
T-172851
T-165455
T-193647
T-172871
T-172872
T-172869
T-217636
T-172875
T-172873
Legend
Mining Concession Rio Panuco Option
Vizsla Panuco Project
Coordinate System: WGS 1984 UTM Zone 13N
Projection: Transverse Mecator
Datum: WGS 1984
0 0.5 1 2 3 4 Kilometers

Figure 3: Tenure Map - Rio Panuco Option. Showing the location of concessions on the Panuco Project optioned from Rio Panuco.

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Estimated mining duties and minimum investment or production work on the claims optioned from Silverstone are presented in Table 4 below; the exact values will fluctuate with US dollar and Mexican peso exchange rates.

Table 4: Estimated Claim Maintenance Costs for Silverstone Property in USD

Period	Mining Duties	Minimum Investment or Production Work
Year 1	$92,000	$80,000
Year 2	$92,000	$83,000

4.2.3 MINERA RIO PANUCO S.A. DE C.V. AND REAL DE PANUCO S.A. DE C.V.

Canam may, at its option, acquire a 100% interest in either: (i) the shares of Minera Rio Panuco S.A. de C.V. ("Rio Panuco") and Real de Panuco, S.A. de C.V. (RDP), or (ii) the following assets from Rio Panuco and RDP (Rio Panuco Owners) for the purchase price of USD $23 million:

• Mining concessions in Table 2 (MRP Property)

• The right to acquire 100% of concentration mills, tailings storage facilities and plants of benefit (Coco Mill)

• Machinery and equipment

• Two surface land access agreements (Ejido Panuco)

• One explosives permit from SEDENA

To maintain the Option in force, Canam is required to spend a minimum of USD $1.0 million exploring the Property and fund Property maintenance costs during the term of the Option. It may, at its option, keep the Option in force for a second year by spending an additional USD $1.0 million on exploration, and funding a second year of maintenance costs. If Canam does not spend the second $1.0 million on exploration, but wishes to maintain the Option, the MRP Owners will accept cash-in-lieu.

Once the exploration period has expired, Canam may continue to earn-in on the Rio Panuco Owner assets by making the payments specified in Table 5. During the earn-in, Canam has agreed to continue to fund the maintenance costs. The Rio Panuco Owners agreed to continue to acquire the Coco Mill, but in the event they do not, then the price is reduced by USD $5 million in Year 6.

Table 5: Schedule of Payments from Canam Alpine Ventures Ltd. to the Rio Panuco Owners

Item	Payable (USD)
Initial Exploration Phase Option
Due Diligence (PAID)	$50,000
On Signing (PAID)	$400,000
November 2, 2020	$280,000
August 8, 2021	$750,000
District Infrastructure and Production Purchase
August 8, 2022	$2,600,000
August 8, 2023	$4,000,000
August 8, 2024	$5,000,000
August 8, 2025	$5,000,000
August 8, 2026	$5,000,000
TOTAL	$23,080,000

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Estimated mining duties and minimum investment or production work on the claims optioned from Silverstone are presented in Table 6 below; the exact values will fluctuate with US dollar and Mexican peso exchange rates.

Table 6: Estimated Claim Maintenance Costs for Rio Panuco Property in USD

Period	Mining Duties	Minimum Investment or Production Work
Year 1	$12,000	$20,000
Year 2	$14,000	$21,000

4.3 Surface Rights

Most of the surface rights in the municipality of Concordia are owned by ejidos which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional).

Surface rights to most of the land underlying the project area are owned by six ejidos (Figure 4). Mining concession owners have the right to obtain the expropriation, temporary occupancy or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings and slag. Both Rio Panuco and Silverstone have surface access agreements. Material terms of the surface access agreements are summarized below.

4.3.1 MINERA RIO PANUCO S.A. DE C.V. AND EJIDO PANUCO

A Benefit Common Land Use Agreement was executed between Real de Panuco, S.A. de C.V. and Ejido Panuco on July 15, 1999 and its corresponding amendment, regarding lands located in the Municipality of Concordia, Estado de Sinaloa. The agreement permits access for Rio Panuco and any business related to Rio Panuco to 500 hectares of the Ejido of Panuco for a period of 10 years. The contract may be extended for two additional periods of ten years each.

Rio Panuco agreed to pay the Ejido $35,000 MXN per year in 4 quarterly installments.

Further Rio Panuco Agreed

• To continue to contribute to social work with the help of the Ejiditarios

• Accept civil responsibility for any damages to persons or property of the Ejido due to Company vehicle traffic

In an amendment dated November 26, 2009, the Ejido changed the annual rental to $200,000 pesos MXN per year.

4.3.2 SILVERSTONE RESOURCES S.A. DE C.V. AND EJIDO PLATANAR DE LOS ONTIVEROS

A Land Usage Agreement of Common Lands was executed between Silverstone and the Ejido "Platanar de los Ontiveros" of the municipality of Concordia, State of Sinaloa on May 31, 2012. The agreement permits all exploration and mining activities in any 20 ha of the Silverstone concessions located in the Ejido for a period of ten years. The Agreement may be extended for additional periods of ten years.

Silverstone agreed to pay $30,000 pesos per year adjusted every year for inflation.

Further,

• Silverstone accepts civil responsibility for any event or accident resulting in injury or death to Ejiditarios or their neighbors

• Rights in this contract are not transferable without previous approval by the Ejido.

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404700
409700
414700
2595000
2590000
2585000
N
POTRERILLOS
PÁNUCO
PLATANAR
DE LOS
ONTIVEROS
PANUCO
SANTA
LUCÍA
LA PETACA
LA PETACA
No. 2
COPALA
COPALA
EL HABAL
SAN
MIGUEL DEL
CARRIZAL
LA GUASIMA
CHUPADEROS
Legend
Local towns
Vizsla Panuco Project
Ejido Limits
Powerline
Active mines
Inactive mines
Coordinate System: WGS 1984 UTM Zone 13N
Projection: Transverse Mecator
Datum: WGS 1984
Kilometers
0 0.5 1 2 3 4

Figure 4: Ejido Map. Location of Ejidos and outline of Panuco Project.

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4.3.3 SILVERSTONE RESOURCES S.A. DE C.V. AND COMUNIDAD COPALA

An agreement was executed between Silverstone Resources S.A. de C.V. and the "Copala" Community of the municipality of Concordia, State of Sinaloa in June 2016. The agreement permits all exploration and mining activities in any 10 ha of the Silverstone concessions located in the Ejido for a period of ten years. The Agreement may be extended for additional periods of ten years. The area specified is 1 hectare from each of the following concessions: Montana 3, Montana 4, Montana 5, Montana 6, Montana 7, Napoleon, Los Remedios, Alma Rosa, La Angelita and Santa Elena. The agreement also permits the re-location of houses if needed for exploration or mining activities with due compensation to the owners.

Silverstone agreed to pay the Comunidad of Copala $50,000 MXN per year with a 10% adjustment every year, payable in the first 10 days of June.

4.4 Permits

Exploration and mining activities in Mexico are regulated by the General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion al Ambiente, or LGEEPA and the Regulations; REIA). Laws pertaining to mining and exploration activities are administered by the Secretary of the Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales, "SEMARNAT") and the Federal Attorney for Environmental Protection (Procuraduria Federal de Proteccion al Ambiente, "PROFEPA") enforces SEMARNAT laws and policy.

Activities which exceed specified limits require authorization from SEMARNAT and comprises the presentation of an environmental impact assessment (Manifestación de Impacto Ambiental or "MIA"). Activities which fall below the specified threshold, are authorized by SEMARNAT under Article 31 of the General Law for Environment, and require the submission report known as an Informe Preventivo.

Exploration activities which are expected to generate impacts to the physical or social environment that are assessed as potentially of low significance by the regulators are regulated under Norma Oficial Mexicana-120-SEMARNAT-1997 (NOM-120-SEMARNAT-1997), and its subsequent modifications.

The Project is not included within any specially protected, Federally designated, ecological zones (ANP's).

An Informe Preventivo for the area of the Panuco ejido that permits drilling activities according with official notice DF/145/2.1.1/0053/2020. 0060 dated January 21, 2020 issued by the Ministry of Environmental and Natural Resources to Minera Canam S.A. de C.V. is in force.

The Panuco Project is located within the Panuco-Copala Mining District and has been subject to extensive historic mining since approximately 1565. The mineralized bodies and the enclosing host rocks are anomalous in base and precious metals and have generated elevated metals values in sediments that extend well beyond known workings. The mineralized veins are characteristically low or moderate sulphidation, but may have potential for acid rock drainage (ARD) and subsequent metal leaching. There is one mill (the Coco mill) and tailings storage facility on the property; the mill is currently idle and the associated tailings storage facility is at capacity. There are numerous old mine workings, excavations and dumps on, and adjacent to, the Panuco project site. Some of the previous disturbance is on mining lands held by Vizsla and other disturbance is on lands held by third parties.

Environmental impacts within the project site are evident as resulting from historic activities, though current and intermittent operations of surrounding mines by third parties, and by informal and unauthorized miners working when companies are inactive. The impacts have been identified, however incompletely documented, in reports submitted to the Mexican government to attain authorization for Silverstone's exploration activities. Under the Mexican environmental and regulatory system these impacts due to historical activities are considered as pre-existing environmental liabilities which are deemed not significant and are acknowledged by regulators.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres (one-hour drive). Highway 40 crosscuts the project area and most of the vein structures. Toll Highway 40D also crosses the project. In addition, local dirt roads provide access to most of the workings but some require repairs or are overgrown and four-wheel drive vehicles are recommended in the wet season. Two powerlines connecting Durango and Mazatlan cross the project with capacities of 400 kV and 240 kV.

The project area is located in the Barranca sub-province of the Sierra Madre Occidental Physiographic province and topography of the province is characterized by mountain ranges up to 1,640 metres cut by steep gorges. Historic mine workings and mineralized structures on the project generally occur between 500 and 1,000 metres in elevations. The principal drainages are the northerly trending Rio Baluarte located east of the Property, and the northeasterly trending Rio Presidio to the north. The rivers are fed by dendritic intermittent streams. Project vegetation is mainly dry tropical forest comprising tropical bushes and shrubs at lower elevations with and oak and pine forest at higher elevations. Animals found on the project jaguars, coyotes, deer, foxes, rattlesnakes, bats, guacamayas, iguanas and small rodents.

The climate is sub-tropical with heavy rain during the months of June through September. Summer temperatures summer reach 40°C and the minimum winter temperature is approximately 10°C. Average rainfall is approximately 1,100 millimetres with the majority falling in the June to September rainy season. The area has sufficient water for exploration and mining purposes.

The project is located within the Concordia municipality which has a population of approximately 27,000 people. Public services including health clinics and police are located in the town of Concordia. Local residents provide an experienced mine labour force and contractors in Durango and Hermosillo have a strong mining tradition and provide the project with a local knowledgeable source of labour and contract mining services. Drilling companies and mining contractors are available in Mazatlan, Durango, Hermosillo, Zacatecas and Fresnillo and other areas of Mexico. The project area is also used cattle grazing with limited agricultural use.

Vizsla has an option to own a 160 tonne per day mill site. In addition, there are a number of mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

6.0 HISTORY

The history of the project was well documented by Christopher and Sim (2008) and Robinson (2019) and the following section has been summarized from their work. Concordia was founded in 1565 by Capitan Francisco de Ibarra and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed. Although production has been carried out on the Panuco Project over the last 460 years from various locations, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales or "CRM", the predecessor of the Mexican Geological Service or "SGM") carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999 (Avila-Ramirez, 1999). In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36 and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling mapsheet F13-A46 (Rosendo-Brito et al., 2019).

In 1989 the CRM optioned and sold a number of mineral concessions in the district, including to Grupo Minera Bacis ("Bacis") in 1989. Bacis subsequently acquired claims from other parties active in the area including Minas del Oro y del Refugio S.A. de C.V.. Bacis drilled 19 holes totaling 2822.8 metres along the Animas - Refugio corridor but only collar and survey records exist of this work.

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From 1999 to 2001, Minera Rio Panuco S.A. de C.V. ("Rio Panuco") explored the Animas - Refugio and Cordon del Oro structures culminating in 45 holes for 8358.6 metres. Collar, downhole survey and limited assay records exist from this drilling.

Capstone Mining Corp. ("Capstone") optioned the concessions of Bacis in 2004 and carried out geologic mapping and sampling of the Animas - Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 metres in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas - Refugio vein. Capstone explored the La Colorada structure with surface mapping and sampling followed by 6,659 metres of drilling in 64 holes in 2007.

Also in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros and Martha projects to Silverstone Corp. ("Silverstone"). In summary Capstone and Silverstone completed 21,641 metres of drilling in 200 holes from 2005 to 2008 (Christopher and Sim, 2008).

Christopher and Sim (2008) prepared two mineral resource estimates on the property for Silverstone on October 16, 2008 and the following summary of the mineral resource estimates is from Christopher and Sim (2008). The mineral resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas - Refugio Vein.

The mineral resource estimate for the Animas - Refugio vein used data from 125 drill holes totaling 12,765 metres and 6,353 sample points within quartz vein, stockwork or sulphide mineralization. A total of 3,421 drill hole samples include bulk density data ranging from a minimum of 1.03 t/m3 to 3.88 t/m3 with a mean of 2.35 t/m3. Top cuts of 2,000 g/t silver and 9.0 g/t gold were applied to sample data. The distance of influence of samples greater than 1,200 g/t silver and 5.0 g/t gold were limited to a maximum of 10 metres during grade interpolation. Block model bulk density estimates and grades for silver and gold were estimated using inverse distance (ID to the power of 2) interpolation method. Blocks within the zone of mineralization with at least three drill holes within an average distance of 25 metres were classified as indicated mineral resources. Blocks within the zone of mineralization within a maximum distance of 75 metres from a drill hole were classified as inferred mineral resources. Christopher and Sim (2008) estimated historic mineral production from the Animas - Refugio at approximately 40,000 tonnes, although the estimate was not supported by documentation. At Animas - Refugio, indicated and inferred mineral resources were estimated using a base-case cut-off grade of 90 g/t silver.

Table 7: Christopher and Sim (2008) Animas - Refugio Zone Indicated Mineral Resource Estimate

Cut-off Grade Ag	Tonnage	Ag	Au	Contained Ag	Contained Au
(g/t)	ktonnes	(g/t)	(g/t)	(koz)	(koz)
30	1,273	132	0.74	5,405	30
60	896	169	0.93	4,879	27
90	656	204	1.11	4,307	23
120	489	238	1.27	3,745	20
150	370	272	1.43	3,234	17

Resources are not mineral reserves as the economic viability has not been demonstrated.

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Table 8: Christopher and Sim (2008) Animas - Refugio Zone Inferred Mineral Resource Estimate

Cut-off Grade Ag	Tonnage	Ag	Au	Contained Ag	Contained Au
(g/t)	ktonnes	(g/t)	(g/t)	(koz)	(koz)
30	1,176	81	0.48	3,054	18
60	642	112	0.63	2,317	13
90	345	145	0.79	1,605	9
120	148	202	1.04	959	5
150	99	236	1.18	749	4

Resources are not mineral reserves as the economic viability has not been demonstrated

The mineral resource estimate for the La Colorada zone used data from 65 drill holes, 34 of which totalling 3,466 metres tested the La Colorada zone. A total of 1,724 metres of drilling and 2,124 sample points were within quartz vein, stockwork or sulphide mineralization. A total of 172 drill hole samples include bulk density data ranging from a minimum of 2.01 t/m3 to 5.26 t/m3 with a length weighted mean of 2.43 t/m3. Top cuts of 800 g/t silver and 9 g/t gold were applied to sample data. Grades for silver and gold were estimated using inverse distance (ID to the power of 2) interpolation method. Christopher and Sim (2008) estimated that historic mineral production extracted approximately 15% of the La Colorada inferred mineral resource. Christopher and Sim (2008) established a series of cut-off grades for La Colorada based on silver-equivalent values. The silver equivalent was calculated using the following assumptions:

$14 per ounce silver

$800 per ounce gold

Silver-equivalent = Silver in g/t + (Gold in g/t) * 57

At La Colorada, the inferred mineral resources were estimated using a base-case cut-off grade of 20 g/t silver-equivalent.

Table 9: Christopher and Sim (2008) La Colorada Zone Inferred Mineral Resource Estimate

Cut-off Grade AgEq	Tonnage	Ag	Au	Ag-equivalent	Contained Ag	Contained Au
(g/t)	ktonnes	(g/t)	(g/t)	(g/t)	(koz)	(koz)
10	2,703	75.8	0.36	95.4	6,588	30.9
20	2,527	80.2	0.38	101.0	6,516	30.7
30	2,319	85.6	0.40	107.8	6,381	30.1
40	2,108	91.4	0.43	115.1	6,196	29.1
50	1,902	97.5	0.46	122.7	5,963	28.0
60	1,680	104.7	0.49	131.7	5,655	26.4
90	1,126	128.1	0.59	160.3	4,637	21.2

Tonnage assumes 15% of resource extracted during historical mining activities. Resource are not mineral reserves as the economic viability has not been demonstrated.

Note: Silver equivalent grade is calculated in this report by taking the silver grade and adding to it the gold grade multiplied by 57. No metallurgical recoveries were included.

The mineral resource estimates of Christopher and Sim (2008) were prepared in accordance with National Instrument 43-101 and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum. These mineral resource estimates did not include categories other than those set out in sections 1.2 and 1.3 of National Instrument 43-101. There are no more recent estimates or data available to Vizsla. The mineral resource estimates of Christopher and Sim (2008) are considered relevant. The original drill data for the Animas - Refugio structure and all original signed assay certificates need to be acquired and verified in order to verify these mineral resources as current. If the original drill data and all original signed assay certificates are not obtained and verified, additional drilling is required to verify or upgrade these mineral resource estimates.

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Vizsla is not treating the indicates and inferred mineral resource estimates of Christopher and Sim (2008) as current mineral resources. The author has not done sufficient work to classify the Christopher and Sim (2008) mineral resources as current.

Silverstone merged with Silver Wheaton Ltd. ("Silver Wheaton") in 2009 and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the mineral resource defined in 2008 over the next decade. Silverstone mined portions of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table preventing further mining. The pillars in those ore shoots are currently being extracted by local unauthorized miners. Most of the resources estimated by the Christopher and Sim (2008) have been exploited by Silverstone or by unauthorized mining activity in the intervening years.

In 2019, Silverstone and Rio Panuco optioned their mineral concessions to Canam Alpine Ventures Ltd.

7.0 GEOLOGICAL SETTING

7.1 Regional Geological Setting

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt (Figure 5). The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two main episodes. The first episode, termed the Lower Volcanic Complex ("LVC") comprises an intermediate intrusive suite including the Sonora, Sinaloa and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago ("Ma").

The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic lavas were extruded in two episodes; from ~35 to 29 Ma and from 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift and subsequent extensional basins that developed between ~27Ma and 15Ma contain continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa and comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites and schists that range in age from Jurassic to Early Cretaceous (Montoya-Lopera et al, 2019).

In the broader project area, the LVC comprises granite, granodiorite and diorite intrusions of the in Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths. Andesite lavas and ignimbrites cover these batholiths and are locally intruded by Eocene intrusive rocks. The UVS and LVC are separated by intermontane basins in the project area and these basins are filed with continental conglomerates and sandstones. The UVS consists of two episodes of silicic ignimbrites, and minor basaltic lavas and rhyolitic domes. A ~32 to 30 Ma sequence of ignimbrites occur east toward Durango state while the second ~24-23.5 Ma sequence is present further to the west in Sinaloa.

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The structure of the project area is dominated by north-northwest trending extensional faults of the Pueblo Nuevo - Tayoltita fault system. The extensional belt is associated with aligned rhyolite domes and Late Oligocene to Middle Miocene grabens (Figure 6).

Figure 5: Metallogenic Setting Map. Illustrates geological getting of western Mexico with Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental from Montoya-Lopera et al (2019). Blue box represents Montoya-Lopera et al (2019) Study Area and yellow star marks the Panuco Project.

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Figure 6: Regional Geologic Setting Map. Illustrates regional geological central Sierra Madre Occidental from Montoya-Lopera et al (2019). White box represents Montoya-Lopera et al (2019) study area and yellow box marks the Panuco Project. SIG - San Ignacio graben; CG - Conitaca graben; CHG - Concordia half-graben; VUHG - Villa Union half-graben; MN - Mala Noche; Cs - Causita. Ages of intrusive rocks in Ma.

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Figure 7: Regional Geology Map

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7.2 Property Geology

On the local scale, the LVC has been divided by previous workers into a series of informal units based upon field observations. From the stratigraphic base, these are the Socavón Rhyolite, Buelna Andesite and Portal Rhyolite. Overlying this sequence of interlayered volcanic rocks are the Productive Andesite. The Productive Andesite is intruded by the intermediate Arana Intrusive Andesite and Arana Intrusive Diorite and a felsic suite of intrusions including the Piaxtla Granite, Santa Lucia, Bolaños and Santa Rita dykes. The intermediate intrusions have K/Ar age ranging from 39.9±1 to 36.6±1 Ma and U/Pb dating for rocks of the Piaxtla Granite yielded an age of 47.8±1.0 Ma. An erosional unconformity defined by Las Palmas and Camichin conglomerate and red beds separates the LVC from the UVS which comprises a thick section of ignimbrites, breccias and flows.

The structural setting in the region has been best studied in the Tayoltita district north of the project and the most prominent structures are major north-northwest trending normal faults that have formed a number of blocks that have been tilted to the east-northeast or west-southwest. These fault blocks represent northeast-southwest extension.

Horner and Enriquez (1999) grouped the major faults, vein and dykes into three deformational events:

D1 tension gashes with east-west to east-northeast orientations and with slight right-lateral offsets that developed in the late Eocene and host the first hydrothermal vein systems,

D2 north-south right-lateral strike-slip to transtensional faults that have been inferred to have occurred in the early Oligocene and produced a second set of hydrothermal veins,

D3 major block faulting that affected the entire district along north-northwest striking normal faults, occurred during the late Oligocene-- Miocene period.

Geological mapping on the Panuco project is at an early stage and the most comprehensive mapping was carried out by the SGM that was published in 1999. The oldest rocks on the property comprise windows of basement Carboniferous metasediments and phyllite. These metasedimentary rocks are unconformably overlain by what was likely a thick package of andesitic volcanics of the Tarahumara Formation that was subsequently intruded by a diorite complex centered under the Panuco property in the Late Paleocene. Locally this intrusion incorporated clasts of the Tarahumara Formation andesite in a contact breccia. Perhaps contemporaneously, granodiorite to quartz monzonite intruded in the Panuco Project area and is mainly exposed in the footwall of the Animas - Refugio structure (Henry, 2003). The intrusive activity is Laramide-equivalent with an age date of 56.6±0.7 Ma. Following a period of uplift and erosion when much of the Tarahumara Formation andesites were eroded away, a waterlain package of hyaloclastites composed of alternating sequences of rhyolite ash or lapilli tuff, interlayered with andesite tuffs or flows of likely Eocene age were unconformably overlain on the earlier andesites and the roots of the intrusions. The package of hyaloclastites is hundreds of metres thick and was also intruded by small stocks or plugs of dacite, rhyolite flows domes, quartz porphyry, and cut by narrow andesite, andesite porphyry, dacite and fine-rained felsic dykes.

In the late Eocene or early Oligocene this package of rocks underwent broadly east-west extension marked by north-northeast to north oriented faulting. This extensional event is associated with a large hydrothermal event that developed the district's mineralized veins. The hydrothermal event was protracted enough to develop multiple veining events and cross-cutting faulting. The hydrothermal activity was also associated with magmatic pebble dykes, although the timing of the dykes has not been well established. The pebble dykes appear to be associated with the widespread dissemination of fine- grained pyrite into the volcanic units. After hydrothermal activity and mineralization, the mineralized structures were intruded by rhyolite dykes and were dissected and / or boudinaged by continued faulting. Finally, late andesite dykes intruded the system that do not appear to have been affected the post-mineral faulting.

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Figure 8: Stratigraphic Columns for the Project Area from Montoya-Lopera et al (2019).

On the Panuco Project, Starling has interpreted that north-northeast extension developed a series of west-northwest trending veins. Starling also notes that the low angle of some of these veins and tilting of rhyolites in the hanging wall of the Animas - Refugio structure, in particular, suggest that many of the veins were listric faults that reactivated from Laramide thrust faults. This geometry indicates the potential for multiple second-order, sub-parallel veins in the hanging walls of these west-northwest trending veins. The mineralized shoots associated with these listric normal faults will tend to be sub-horizontal in form. The rocks in the Panuco Project may have been tilted to the southwest and if so, then veins in the east part of the district have been more deeply eroded at exposed at a deeper level. Also, veins in the west part of the district may then have been exposed to shallower levels with weaker surface anomalies and mineralization occurring at a deeper level than in the eastern part of the project. Late to post-mineral north-northwest, north-northeast and east-northeast steep faults have partitioned the structural corridors and the geometry and locations of economic veining in each block may be distinct from neighbouring blocks.

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Figure 9: Property Geology Map

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Figure 10: Schematic Cross-section of Panuco Veining from Starling (2019). Illustrates that veins may be listric faults developed from reactivated Laramide thrust faults.

7.3 Property Mineralization

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 75 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The best mineralization along this fault corridor comprises hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly argentite or acanthite. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occurring more commonly at lower levels of the fault structures and more barren white quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at a number of locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by later quartz veinlets with a mix of white quartz and purple amethyst. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

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7.3.1 Animas-Refugio Corridor

The Animas - Refugio structural corridor is a large fault zone located roughly in the center of the project area and hosts the largest number of historic and current workings (Figures 11 and 12). The corridor trends northwest-southeast and dips moderately to the southwest. The fault zone that defines this corridor typically has a clay fault gouge contact in either the hanging wall and/or the footwall contact and ranges in width from a few metres to over 20 metres. It has a strike length of over 3.7 kilometres and extends from the San Carlos mine in the southeast to the claim boundary in the northwest. There are historic references that the corridor continues to the southeast of the San Carlos mine, but mapping of this area remains pending. To date, ten main mineralized shoots have been exploited along this corridor, from the southeast to the northwest these are: San Carlos, Clemens, El Muerto, La Pipa, Mariposa, El 40, San Martin, El 150, El 200, Rosario, and La Bomba. In addition to the main moderately dipping mineralized zone there are numerous secondary mineralized structures, including a hanging wall splay at the Mariposa Mine and the Paloma Vein.

This corridor was first drilled by Minera Bacis in the late 1990's, but no details of this work are available. The corridor was subsequently drilled by Rio Panuco between 1999 and 2001 and by Silverstone between 2007 and 2008.

The hanging wall of the fault zone is composed of a package of waterlain volcanic rocks with interlayered andesite tuffs and flows and with rhyolite tuffs higher up in the sequence. Quenched clast textures in the tuffs indicate that they are hyaloclastites. A fine-grained diorite has been observed at lower levels within the hanging wall section. The footwall package consists of fine- to medium-grained grained diorite to granodiorite. The fine-grained nature of the intrusives and overprinting silicification and propylitization hamper definitive intrusive rock classification.

The Animas - Refugio corridor is marked by prominent propylitic alteration, defined by chlorite that extends 50 to 100 metres into the hanging wall. Immediately adjacent to the controlling fault structure, silicification and minor quartz veinlets are present. The fault structure and host to mineralization comprises distinct quartz veins and moderate to strong pervasive silicification with associated crackle breccia veining. The upper and lower boundaries of the mineralized zone within the fault are usually marked by clay gouge zones with common milled clasts in them. The milled clasts comprise wallrock and white quartz vein fragments, indicating that these faults had significant movement after mineralization. The footwall contact of the fault zone commonly has a clay gouge contact and local crackle brecciation and silicification that overprints earlier propylitic alteration in the diorite to granodiorite. Magnetite destruction has been observed in the diorite and granodiorite adjacent to the fault zone. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occur at lower levels of the fault structure and more barren white quartz-rich breccias occur in the upper part of the mineralized zone.

The Animas - Refugio corridor is interpreted to be a re-activated northwest to west-northwest trending normal fault that dips to the southwest (Starling, 2020). It is likely the re-activation of a Laramide aged thrust fault and as the dip shallows at depth (as noted in drill holes AMS19-03 AMS19-04). Where topography has preserved the upper portions of the structure, as at San Martin, the structure is steeper. The normal fault defining the Animas - Refugio corridor is interpreted as the east side of a graben structure, with the Cordon del Oro trend comprising the west side of the graben. The graben structure has been cut by north-northeast- and north- northwest trending subvertical transfer / tear faults that helped to accommodate extension during the main mineralizing phase. Slickensides on these cross faults show a shallow to moderate dip to the southwest, but have minimal movement as they are just accommodating extension along the fault and do not offset the main trend of the Animas-Refugio structure. These cross faults appear to have provided local boundaries within the fault zone that control the intrusion of post-mineral andesite dykes as noted in underground mapping in the Mariposa ore shoot.

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Figure 11: Animas - Refugio Geology and Silver Geochemistry. Figure 13 denoted by section line A - A'.

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Figure 12: Animas - Refugio Geology and Gold Geochemistry. Figure 13 denoted by section line A - A'.

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Table 10: Animas - Refugio Significant Surface Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
62521	Aventurero	2590484	407278	Channel	0.5	5.95	628	1000	1970
62524	Chinacates	2590257	407220	Channel	0.7	1.635	673	2260	4170
59558	El 200	2590257	408358	Channel	1.0	0.938	336	204	73
59353	El Muerto	2589513	409498	Channel	1.5	2.32	350	61	106
59543	El Tiempo	2590633	407475	Channel	0.2	4.38	510	310	200
62720	Esperanza	2590956	406411	Channel	0.6	3.34	620	319	262
59421	Honduras	2591457	408071	Channel	1.5	0.645	454	98	97
59429	Honduras	2591487	408080	Channel	1.4	1.955	406	166	270
59461	Honduras	2591485	408077	Channel	1.2	6.00	784	773	937
59464	Honduras	2591486	408054	Channel	1.3	1.675	364	132	108
59467	Honduras	2591540	408091	Channel	1.0	3.12	801	118	131
62520	La Gallina	2590749	408126	Channel	0.8	6.96	46	337	114
59358	La Paloma	2590257	407775	Channel	0.9	5.72	264	1875	1385
59359	La Paloma	2590257	407774	Channel	0.9	2.17	720	1440	1035
59549	La Paloma	2590408	407609	Channel	0.9	6.32	874	359	196
59600	La Paloma	2590256	407775	Channel	0.9	7.40	445	1335	1050
59601	La Paloma	2590255	407775	Channel	0.9	3.45	584	1575	1110
59071	La Pipa	2589685	409151	Channel	1.5	1.875	382	102	34
59072	La Pipa	2589726	409163	Channel	1.2	2.27	428	276	74
59060	La Pipa	2589793	408796	Channel	1.0	2.69	416	990	96
59061	La Pipa	2589786	408796	Channel	1.0	0.941	352	2230	1335
59063	La Pipa	2589797	408801	Grab	1.5	4.33	692	1.385%	7810
62731	Pecari	2589900	407834	Channel	0.5	6.43	963	193	198
59643	Rosarito	2590503	408034	Channel	1.4	3.61	258	1385	6060
59644	Rosarito	2590502	408034	Channel	1.5	4.06	241	1835	6060
62502	Rosarito Hundido	2590534	408104	Channel	1.5	3.19	264	68	76
62508	Rosarito Tiro Inc	2590544	408101	Channel	1.3	3.35	227	115	213
62509	Rosarito Tiro Inc	2590544	408102	Channel	1.3	2.37	310	105	151
59152	San Carlos	2588333	409873	Chip	1.8	11.95	932	150	201
59187	San Carlos	2588384	409888	Chip	1.2	2.15	447	150	238
59411	San Martin	2589971	408603	Grab	1.3	3.77	336	151	126
540269	Santa Cecilia	2588347	409872	Chip	1.6	15.25	1385	627	260
59019	Santa Cecilia	2588346	409873	Chip	n/a	5.89	564	193	223

Note: Datum is WGS84 Zone 13 North

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Table 11: Animas - Refugio Significant Underground Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
59772	80 Pilares	2590481	407857	Channel	1.3	1.375	300	327	629
59786	80 Pilares	2590505	407710	Channel	1.2	2.58	316	447	872
59792	80 Pilares	2590495	407636	Channel	0.8	3.16	443	1535	1555
59796	80 Pilares	2590494	407616	Channel	1	4.43	400	633	528
62651	88 Pilares	2590481	407542	Channel	0.6	1.935	325	790	713
62537	Chinacates	2592333	411193	Channel	0.5	5.64	256	594	1090
59288	La Mariposa	2589805	408666	Channel	1.2	3.64	587	220	483
59291	La Mariposa	2589804	408670	Channel	0.9	2.97	465	471	971
59762	La Mariposa	2589744	408770	Channel	1.3	3.09	99	128	108
23706	San Carlos N-1	2588360	409823	Channel	1.5	2.66	528	366	672
23696	San Carlos N-4	2588456	409759	Channel	1.5	14.45	1735	1970	3180
23697	San Carlos N-4	2588455	409757	Channel	1.5	6.54	505	178	285
23702	San Carlos N-4	2588334	409816	Channel	1.5	3.76	591	253	452
59219	San Carlos N-4	2588434	409761	Channel	1.2	1.725	322	210	466
59248	San Carlos N-4	2588309	409813	Channel	1.3	1.885	304	276	507
59259	San Carlos N-4	2588284	409819	Channel	1.2	2.74	422	208	279
23656	San Carlos N-5	2588430	409752	Channel	1.1	2.31	321	312	790
23658	San Carlos N-5	2588441	409749	Channel	1.5	4.32	940	377	1640
23659	San Carlos N-5	2588440	409748	Channel	1.5	2.7	502	182	1310
59119	San Carlos N-5	2588441	409745	Channel	1.5	5.61	640	166	425
59139	San Carlos N-5	2588466	409732	Channel	1.5	4.14	696	976	2010
59141	San Carlos N-5	2588465	409730	Channel	0.9	1.96	301	716	1520
59144	San Carlos N-5	2588499	409730	Channel	1.2	4.23	470	1440	4460
59279	San Carlos N-5	2590528	407754	Channel	1.1	2.28	345	348	551

Note: Datum is WGS84 Zone 13 North

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A
A'
850 RL
800 RL
750 RL
700 RL
650 RL
600 RL
550 RL
500 RL
450 RL
400 RL
350 RL
408500 E
2589600 N
2589700 N
408600 E
2589800 N
2589900 N
408700 E
2590000 N
San Martin Splay
Animas Vein
AM20-03 (-48°)
AM20-04 (-60°)
Pyroclastic Volcanic
Diorite/Granodiorite
3.0 m @ 64.0 g/t Ag, 0.72 g/t Au
11.3 m @ 51.4 g/t Ag, 0.82 g/t Au
Including 2.0 m @ 115.5 g/t Ag, 0.83 g/t Au
and including 2.6 m @ 45.1 g/t Ag, 2.45 g/t Au, 1.2% Pb, 3.0% Zn
291.00 m
415.50 m
Legend
Historic works
Geochemistry Ag g/t
500
200
100
75
50
20
5
Lithology
BXCK
BXDIO
BXPH
CSNG
DIOR
DKAN
FGOG
HYLO
VNQT
VXH5
BKCR
DACT
DRYT
RYFL
VXH6
SCALE

Figure 13: Mariposa Vein Cross Section. Looking Northwest.

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7.3.2 Cordon del Oro

The Cordon del Oro structural corridor is an east-dipping normal fault zone located in the west central portion of the project area that trends roughly north-northwest and dips moderately to the east (Figures 14 and 15). This structure has a small number of historic workings. This fault typically has a clay fault gouge contact on either contact and ranges in width from a few metres to over 15 metres. To date the structure has been traced by mapping for approximately 4.6 kilometres in length from the Peralta mine in the southeast to the highway in the northwest. There are historic references of southeast and northwest extensions of the fault beyond this area, but the extensions are yet to be confirmed by Vizsla. The Cordon del Oro structure is likely the west side of a graben with the Animas structure defining the east margin of the graben. Only four main mineralized shoots have been exploited along the main Cordon del Oro corridor, from the southeast to the northwest these are: Peralta, La Cobriza, Mojocuan 1 and Mojocuan 2. Four additional mineralized shoots occur along the San Antonio splay: Los Generales, Coralillo, San Antonio and La Venada.

The Cordon del Oro corridor is not known to have been drilled and mining completed to date occurred in the last century and was mainly on one level with lengths of workings of less than 100 metres. Most mining only extended about 10 to 20 metres below surface and the deepest of the historic mining appears to have reached about 60 metres below surface. Only the Coralillo Mine has more than one level of development and was mined to about 60 metres depth along approximately 150 metres of strike length.

At lower elevations, the Cordon del Oro structure cuts a fine-grained diorite that is weakly to strongly magnetic and corresponds with a magnetic anomaly in regional airborne magnetic surveys. In the Mojocuan 1 and Mojocuan 2 Mine areas the structure cuts dacite and granodiorite (Figure 16). At higher elevations, in the central part of the vein corridor and along the San Antonio splay, the structure cuts a series of shallowly west-dipping rhyolite tuffs and andesite flows. Local rhyolite and andesite dykes intrude the host rocks and intrude along the mineralized structure. A quartz porphyry and granite porphyry are noted in underground workings at the Mojocuan 1 and Mojocuan 2 Mines.

Propylitic alteration, as defined by chlorite, is the most prominent distal alteration along the structure and extends at least 50 to 100 metres from the fault zone into the host rocks. Proximal to the fault, patchy silicification, minor quartz veinlets and fracturing are developed. Weak to moderate argillic alteration is locally developed proximal to the faults, particularly along the San Antonio splay. The diorite exhibits magnetite destruction along the fault and proximal to mineralization. This magnetite destruction is apparent in the aeromagnetic response for the Cordon del Oro vein and indicates that the vein likely extends to the northwest and a north-trending splay appears to correspond to the Verdosilla vein. Zones of stockwork quartz veining have also been noted in the Mojocuan mines, but it does not appear to be significantly mineralized in initial sampling.

Table 12: Cordon del Oro Significant Surface Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
59958	Cordon Del Oro	2588520	407533	Channel	1.4	2.43	426	240	131
59969	Cordon Del Oro	2588520	407521	Channel	0.5	2.24	387	156	91
62997	Cordon Del Oro	2588074	407975	Channel	1.50	3.42	412	385	215
63017	Cordon Del Oro	2588164	407866	Channel	1.00	9.72	38.4	1965	184
63018	Cordon Del Oro	2588165	407866	Channel	1.00	38.2	75.8	1115	234
62872	Peralta mine	2585945	409705	Channel	0.8	2.58	1845	1.03%	1560
62873	Peralta mine	2585958	409702	Channel	n/a	0.302	492	2410	7820
23594	San Antonio	2588540	407796	Channel	0.4	7.12	586	175	53
23600	San Antonio	2588536	407771	Channel	0.5	29.3	1900	487	124

Note: Datum is WGS84 Zone 13 North

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Table 13: Cordon del Oro Significant Underground Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
23577	Coralillo	2588573	408141	Channel	0.4	3.37	451	71	30
23581	Los Generales	2588515	408354	Channel	0.6	3.83	516	116	39
23501	Mojocuan 2	2588149	407896	Channel	1	9.98	93.1	5250	262
23502	Mojocuan 2	2588150	407896	Channel	1	7.97	89.4	8080	315
23571	San Antonio	2588524	407860	Channel	0.7	2.88	531	80	59

Note: Datum is WGS84 Zone 13 North

The Cordon del Oro structure is interpreted to be a north to north-northwest trending normal fault on the west side of a graben which has been subjected to repeated movement and later cross-faulting (Starling, 2020). The San Antonio structure is an east-west trending and set of sub-parallel faults that dip mainly to the south and is interpreted as a hanging wall splay of the main Cordon del Oro structure.

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Figure 14: Cordon del Oro Geology and Silver Geochemistry. Location of Figure 16 noted by black box.

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Figure 15: Cordon del Oro Geology and Gold Geochemistry. Location of Figure 16 noted by black box.

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N
Adit-1
(Level 880 m)
50°
Rhyolitic Tuff
Adit-2
(Level 880 m)
60°
47°
59°
51°
Rhyolitic Flows
Rhyolitic Flows
Raise
Raise (to Surface)
Dacite
Dacite
LEGEND
Rhyolitic Flows (Outcrop)
Rhyolitic Flows (Inferec)
Rhyolitic Tuff (Outcrop)
Rhyolitic Tuff (Inferec)
Dacite (Inferec)
Dacite (Inferec)
Quart Veins
breccia
Quart Veinlets
Fault
Mine UG Sample
Meters
0 5 10 20

Underground mine sampling

SAMPLE	Au g/ton	Ag g/ton	Pb ppm	As ppm	width (m)
23537	0.17	10	429	36	1.1
23538	0.78	5	624	19	1.4
23539	0.16	5	323	16	1.2
23540	0.06	3	220	20	1.2
23541	1.88	3	199	28	0.8
23542	0.05	5	66	19	1.0
23543	0.04	6	57	39	1.0
23544	0.04	7	98	21	0.9
23546	0.02	2	76	18	0.9
23547	0.02	2	52	20	1.4
23548	0.03	3	96	22	1.5
23549	0.02	2	40	28	1.3
23551	0.10	13	142	36	1.5
23552	0.05	4	45	26	1.4

Underground mine sampling

SAMPLE	Au g/ton	Ag g/ton	Pb ppm	As ppm	width (m)
23516	0.05	18	202	6	1.2
23517	0.10	48	474	13	1.2
23518	1.80	144	312	12	1.1
23519	0.43	33	204	17	1.3
23520	0.12	24	222	15	1.1
23521	0.06	10	117	16	1.8
23522	0.04	3	76	22	1.3
23523	0.03	3	43	18	1.2
23524	0.02	4	88	16	0.8
23526	0.02	3	47	23	1.0
23527	0.03	6	30	7	1.2
23528	0.06	4	67	21	1.3
23529	0.01	2	142	13	1.0
23530	1.17	116	17700	380	1.0
23531	0.07	3	109	25	1.2
23532	<0.01	1	31	14	1.3
23533	0.08	10	49	19	1.4
23534	0.23	38	73	9	1.1
23536	0.03	12	72	17	0.4

Underground mine sampling

SAMPLE	Au g/ton	Ag g/ton	Pb ppm	As ppm	width (m)
23501	9.98	93	5250	154	1.0
23502	7.97	89	8080	122	1.0
23503	0.14	14	441	13	0.6
23504	0.14	7	722	9	0.8
23506	0.30	16	1210	13	0.9
23507	0.09	3	179	14	0.9
23508	0.11	2	126	12	0.9
23509	0.01	3	44	9	1.2
23511	0.07	10	420	11	0.8
23512	0.06	13	352	5	1.2
23513	0.12	16	359	27	0.5
23514	0.16	26	505	20	0.8

Figure 16: Mojocuan 2 Mine Geology and Geochemistry. Sample widths are estimated at 80% to 100% of true widths.

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7.3.3 Cinco Señores and Napoleon

The Cinco Señores and Napoleon structural corridors comprise two sub-parallel fault zones located in the western portion of the project area that trend roughly north-northwest with subvertical dips (Figures 17 and 18). These structural corridors host the second largest concentration of historic workings on the property, some of which date to the 1500's. The faults comprising the two structural corridors and range in width from a few metres to over 12 metres. The Cinco Señores has a strike length of over 2.6 kilometres from the El Tajito mine in the southeast to El Cajon in the northwest. Eight mineralized shoots are present along the Cinco Señores corridor; El Tajito, La Tacoacha, Santa Ana, Santana, Descubridora, Cinco Señores 01, Cinco Señores 03, La Manzanilla and El Cajon. The Cinco Señores structure comprises a single narrow fault zone with quartz veining approximately one to two metres wide. One moderately northeast-dipping notable splay off this structure was mined out at La Descubridora, just west of the town of Copal (Figure 19).

The Napoleon structure comprises a fissure vein to a subparallel set of faults about 20 metres apart that host quartz veins and breccias along the faults and in dilational fault jogs between the faults. At least 10 main mineralized shoots have been exploited along the Napoleon corridor. From the southeast to the northwest these are: El Gallinero, Napoleon 07, Napoleon 05, Napoleon 04, El Hundido, La Higuera, Limoncito, Los Rieles, El Papayo, El Agua Prieta, Aguajes and La Estrella. The sub-parallel faults and dilational jogs are located in the southern portion of the structure and the northern portion of the structure comprises a single fissure vein. Local horse-tail splays with short strike lengths are noted off the main vein.

There are historic references to extension of both structures to the southeast but the extensions are yet to be confirmed by Vizsla.

Most historic mining along the structures of Cinco and Napoleon extended to about 10 to 20 metres below surface to a maximum of about 100 metres depth below surface in select workings. Mining typically stopped when the water table was encountered. In particular, Silverstone mined a few segments along 400 metres of the Napoleon trend, particularly beneath El Gallinero to Napoleon Hundido. Part of the Cinco Señores corridor was drilled by Silverstone in 2007 and 2008, but few details of this work are available as most of Silverstone's drilling was 400 metres to the east at La Colorada.

At lower elevations the structures are hosted in a fine-grained weakly to strongly magnetic diorite and at higher elevations, particularly in the central part of the vein corridors the structures are hosted in a series of shallowly west-dipping rhyolite tuffs and andesite flows.

As at Animas - Refugio and Cordon del Oro, distal propylitic alteration as chlorite marks the structures and extends 50 to 100 metres from the fault zone, although alteration is less prevalent on the Cinco Señores structure. Patchy silicification, minor quartz veinlets and fracturing are present more proximal to the structures and local, weakly developed argillic alteration may also be present. These faults typically have a clay fault gouge contact on each contact. Magnetite destruction in diorite is apparent for the Napoleon structure, but is not apparent for the Cinco Señores structure. A 20 to 30 centimetre wide zone of alteration resembling high sulphidation style vuggy silica alteration has been noted adjacent to the vein at the Los Rieles prospect of the Napoleon structure. This alteration may have been produced from an unbuffered magmatic fluid or from a supergene acidic fluid.

The Napoleon and Cinco Señores faults are interpreted to be north to north-northwest trending strike slip faults that have been reactivated and subjected to later cross-faulting (Starling, 2020). Later cross- faulting, likely related to Basin and Range extension, gives the overall effect of post-mineralization dextral transtensional displacement across the east-west to west-northwest trending reactivated faults.

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Figure 17: Cinco Señores - Napoleon Geology and Silver Geochemistry. Location of Figure 19 noted by black box.

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Figure 18: Cinco Señores - Napoleon Geology and Gold Geochemistry. Location of Figure 19 noted by black box.

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Figure 19: Descubridora Mine Geology and Geochemistry. Sample widths are estimated at 65% to 100% of true widths.

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Table 14: Cinco Señores - Napoleon Significant Surface Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
540208	El Aguaje S	2588346	403181	Channel	1.4	5.02	331	1940	1395
23633	El Tajito	2587063	404307	Channel	1.5	3.43	465	219	322
540237	El Tajito	2587014	404268	Channel	1.0	1.23	398	302	151
62816	Gallinero	2587175	403383	Channel	1.0	6.48	320	2960	3890
23612	Descubridora	2587723	403819	Channel	1.5	3.52	613	2.34%	4.66%
540241	Descubridora	2587723	403820	Select	n/a	2.73	344	2.26%	4.07%
540206	Los Rieles	2588083	403238	Channel	1.5	1.84	343	1445	3620
540207	Los Rieles	2588083	403238	Channel	1.5	4.87	715	1745	1270
540244	Napoleon	2587318	403346	Channel	0.9	14.55	1860	1925	1340
23606	Santa Ana	2587816	403900	Channel	0.9	13.6	124	360	412

Note: Datum is WGS84 Zone 13 North

Table 15: Cinco Señores - Napoleon Significant Underground Rock Samples

Sample	Prospect	Northing	Easting	Sample	Length	Au	Ag	Pb	Zn
Number				Type	(metres)	(ppm)	(ppm)	(ppm)	(ppm)
540256	Descubridora	2587720	403828	Channel	0.85	3.85	793	6710	2.78%
540274	Descubridora	2587710	403829	Channel	0.6	13.55	1225	1.27%	3840
540278	Descubridora	2587713	403825	Channel	0.85	2.77	365	3290	4560
540279	Descubridora	2587711	403828	Channel	1	5.51	1055	9620	1.185%
540281	Descubridora	2587711	403831	Channel	0.9	3.16	861	6020	6060
540282	Descubridora	2587712	403832	Channel	1	8.8	1090	1.54%	6740
540289	Descubridora	2587719	403808	Channel	0.7	3.56	606	5740	1.765%
540293	Descubridora	2587731	403801	Channel	0.5	3.21	710	2.50%	8.14%
540294	Descubridora	2587732	403802	Channel	1.1	2.25	446	9460	2.31%
59003	Descubridora	2587742	403804	Channel	0.85	3.06	220	3.18%	6.03%
59009	Descubridora	2587762	403786	Channel	0.7	4.6	698	3.98%	6.35%
59014	Descubridora	2587755	403792	Channel	0.6	5.7	738	3540	8300
59016	Descubridora	2587755	403792	Channel	0.6	2.96	361	1.595%	5.07%
540252	Santana	2587722	403839	Channel	0.6	1.675	325	1520	2200

Note: Datum is WGS84 Zone 13 North

7.3.4 La Colorada

The La Colorada silver and gold deposit located about one kilometre northwest of the village of Copala. Christopher and Sim (2008) described the geology of La Colorada as a manto and feeder vein system hosted in andesite overlying a large diorite intrusive. The manto is cut by a north striking rhyolite dyke that may be associated with a rhyolite flow dome on the northwest flank of the manto. The veins and manto in the La Colorada area are bounded by northwest striking faults. A keel marking the thickest manto development strikes north parallel to felsic dyking in this area. This north-south trend was interpreted as the result from a combination of strike-slip movements on northwest and northeast striking orthogonal faults.

The La Colorada vein system occurs along a pronounced northwest striking lineament that bisects a largest of a series of circular features that Christopher and Sim (2008) interpreted as caldera margins.

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8.0 DEPOSIT TYPES

The geologic setting of the Panuco Project is prospective for several types of mineral deposits. Late Cretaceous to Paleocene batholiths that intrude Tarahumara Formation rocks that form part of the SMO are prospective for porphyry copper and molybdenum deposits. Late Cretaceous plutons that intrude of Guerrero arc limestone are favourable for the development of gold-rich and polymetallic skarns and replacement deposits. However, the mineralization best developed and explored on the property comprises epithermal silver and gold veins associated with extensional faulting within the SMO volcanic arc.

EPITHERMAL SYSTEMS

Epithermal gold deposits consist of fissure veins and disseminations of gold, silver and base metals that have formed within 1.0 to 1.5 kilometres of the Earth's surface. The majority of epithermal deposits form as open-space filling of faults resulting in vein deposits, but disseminated mineralization, gold in particular, may occur as a replacement of permissive host rocks (disseminated deposits). Due to their development in the upper portions of the earth's crust, most of the epithermal precious metal deposits have been preserved in Tertiary volcanic rocks but Jurassic and Paleozoic examples also exist. They occur dominantly in extensional settings in volcanic island and continent margin arcs and within continental volcanic settings. Epithermal deposits have been classified according to the nature of the mineralizing fluids and the forms and textures of the mineralization into two main classes, high and low to intermediate sulphidation. The Panuco project exhibits characteristics of the low to intermediate sulphidation class of epithermal deposits.

Historically, epithermal gold and silver deposits are an important part of the world's precious metal budget as approximately 6% and 16% of the world's gold and silver, respectively have been produced from epithermal deposits. These deposits are especially important in Mexico. Mineable epithermal vein deposits range from 50,000 to 2,000,000 tonnes in size, with typical grades ranging from 1 to 20 g/t gold and 10 to 1,000 g/t silver. Locally exceptional, or "bonanza" grades in excess of 20 g/t gold can be important contributors in many of the gold deposits. Lead and zinc are also important contributors in low and intermediate sulphidation classes of epithermal deposits. Veins that host mineralization are on the order of several kilometres in length, however economic mineralization is present in plunging ore shoots with dimensions of tens of metres by hundreds of metres or more. Single veins commonly host multiple ore shoots. The wide range of tonnage and grade characteristics make these deposits attractive targets for small and large mining companies.

In low and intermediate sulphidation deposits, metals, both precious and base metals, are transported in magmatic fluids that subsequently mix with meteoric fluids as they move into shallow levels of the crust resulting in cool and relatively dilute fluids. Mineral deposition takes place as the solutions undergo cooling and degassing by further fluid mixing, boiling and decompression. Near-surface hydrothermal systems, ranging from hot springs at surface to deeper, structurally and permeability focused fluid flow zones approximately 1,500 metres below the surface are the typical sites of mineralization. The zone where these fluids boil is the favourable location for gold deposition with silver and base metal mineralization occurring beneath the boiling zone.

Quartz veins are typical hosts for low and intermediate sulphidation mineralization and these veins have characteristic alteration assemblages that indicate temperatures of deposition of between 100° and 300°C. These alteration assemblages include quartz, carbonates, adularia and barite in the veins, illite, adularia, smectite, mixed-layer clays and chlorite proximal to the vein walls and distal chlorite, calcite, epidote and pyrite more peripherally. Also, unmineralized but related steam-heated argillic alteration or "lithocaps" and silica sinters may be present above or above and laterally from the veins. The vein alteration assemblages and steam-heated argillic alteration can be effectively targeted using hyperspectral remote sensing techniques.

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Zona prospectiva preferencial para depósitos epitermales (Camprubí et al., 1999)
Zonas con los depósitos epitermales más antiguos
Zonas con los depósitos epitermales más recientes
N
Ocampo
Los Ángeles
San Francisco del Oro
La Ciénega
Bacís
Velardeña
Sombrerete
Real de Catorce & La Paz
Fresnillo
Real de Ángeles
Guanajuato
San Martín
Pachuca
Ixtacamaxtitlán
Taxco
Temascaltepec (La Guitarra)
Real de Guadalupe
El Oro-Tlalpujahua
El Barqueño
San Martín de Bolaños
Bolaños
El Indio-Huajicori
Lluvia de Oro
Mala Noche
San Dimas (Tayoltita)
Orión
Topia
Guanaceví
Batopilas
Mexico City
0
500 km
PALEOCENO
EOCENO
OLIGOCENO
MIOCENO
Depósitos epitermales en México
~48 a ~40 Ma
~36 a ~27 Ma
~23 a ~18 Ma
60 57 54 51 48 45 42 39 36 33 30 27 24 21 18 15
Edad (Ma)
1. Batopilas
2. Los Ángeles
3. Ocampo
4. San Francisco del Oro
5. Bacís
6. Guanaceví
7. La Ciénega
8. Lluvia de Oro
9. Mala Noche
10. Orión
11. San Dimas
12. Topia
13. Velardeña
14. Guanajuato
15. Real de Guadalupe
16. Taxco
17. Pachuca/Real del Monte
18. Bolaños
19. Cinco Minas
20. San Martín de Bolaños
21. Temascaltepec
22. El Oro/Tlalpujahua
23. El Indio/Huajicori
24. El Zopilote
25. La Yesca
26. Santa María del Oro
27. San Martín
28. Real de Catorce
29. Santa María de la Paz
30. Fresnillo
31. Mezquital del Oro
32. Real de Ángeles
33. Sombrerete
34. El Barqueño
35. Ixtacamaxtitlán

Figure 20: Epithermal Precious Metal Deposits, Occurrences and Deposit Ages (Edad) in Mexico. From Camprubi and Albinson (2007).

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Vein textures are also important guides for targeting low and intermediate sulphidation mineralization. Quartz commonly occurs with cockade and comb textures, as breccias, as microcrystalline, chalcedonic and colloform banded quartz, and as bladed or lattice quartz. Bladed or lattice quartz forms by replacing bladed calcite formed from a boiling fluid and is a diagnostic indication of the level of boiling in a vein.

Ore minerals include pyrite, electrum, gold, silver, argentite, acanthite, silver sulphosalts, sphalerite, galena, tetrahedrite, chalcopyrite and/or selenide minerals. In alkalic host rocks tellurides, vanadium mica (roscoelite) and fluorite may be abundant, with lesser molybdenite. These mineralized systems have strong geochemical signatures in rocks, soils and sediments and Au, Ag, Zn. Pb, Cu, As, Sb, Ba, F, Mn, Te, Hg and Se may be used to vector to mineralization.

Figure 21: Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits. From Hedenquist et al (2000).

9.0 EXPLORATION

9.1 VIZSLA EXPLORATION

Vizsla commenced exploration on the Panuco project in July, 2019. This work has comprised geological mapping, rock geochemical sampling and diamond drilling.

A total of 1361 rock samples have been collected from surface at 14 vein systems. A total of 482 samples have been collected from underground exposures at 11 vein segments. Surface sampling returned values from <0.005 parts per million ("ppm) gold, <0.5 ppm silver, <20 ppm lead and 2 ppm zinc to maxima of 38.2 ppm gold, 1900 ppm silver, 2.34% lead and 4.66% zinc.

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9.2 HISTORIC EXPLORATION

Rio Panuco contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to carry out an airborne magnetics survey (Figure 22). However, no data is available and no survey or flight specifications are included in the report. The survey was flown in two blocks, one of which covers the Panuco project that is the subject of this report.

Figure 22: Rio Panuco Reduced to Pole Airborne Magnetics. Includes Project Outline and Major Structures.

10.0 DRILLING

VIZSLA DRILLING

Vizsla commenced diamond drilling on the Panuco project in November, 2019. To date, there have been 3332.0 metres drilled in 14 holes (Table 16 below) on three structures of the Animas - Refugio vein system. One hole was lost before completion to target depth. Vizsla has carried out limited drill testing of the Animas - Refugio structure at depth below the La Pipa mineralized shoot (drill holes AMS19-01A and AMS19-02), beneath the Mariposa workings (drill holes AMS20-03 and AMS20-04), the newly discovered Paloma Vein (drill holes AMS20-05 to AMS20-07) and the Honduras Vein (AMS20-08 to AMS20-13).

Drill holes are generally oriented to test structures perpendicular to their strike. Holes are started with PQ diameter core and reduced to HQ and, if necessary, NQ diameter. Drill hole collars are surveyed by Trimble differential GPS and Total Station and downhole orientations of drill hole azimuth, inclination and total magnetic field are recorded by a Devico survey instrument every 50 metres downhole. A magnetic declination of 7° was used for correction of drill hole azimuths. Drill hole recovery and rock quality descriptor (RQD) are recorded for all drilled intervals.

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Table 16: Drill Hole Data

Hole	Prospect	Northing	Easting	Elevation	Azimuth	Dip	Depth
Number		WGS84 Zone13	WGS84 Zone13	(metres)	(°)	(°)	(metres)
AM-19-01	La Pipa	2589685	408650	732	045	-65	129.0
AM-19-01A	La Pipa	2589684	408646	731	045	-65	300.0
AM-19-02	La Pipa	2589684	408646	731	n/a	-90	391.5
AM-20-03	Mariposa	2589626	408516	705	025	-48	415.5
AM-20-04	Mariposa	2589625	408516	705	025	-60	291.0
AM-20-05	Paloma	2590266	407726	592	108	-45	156.0
AM-20-06	Paloma	2590268	407724	592	060	-50	75.2
AM-20-07	Paloma	2590267	407723	592	060	-75	84.0
AM-20-08	Honduras	2591418	408184	657	293	-45	216.0
AM-20-09	Honduras	2591419	408184	657	316	-45	226.5
AM-20-10	Honduras	2591415	408184	657	262	-45	177.4
AM-20-11	Honduras	2591417	408184	657	294	-57	287.9
AM-20-12	Honduras	2591613	408233	703	308	-55	334.5
AM-20-13	Honduras	2591613	408233	703	308	-68	247.5
			Total:				3332.0

Hole AM19-01 was lost before completion to target depth.

Table 17: Significant Drill Hole Intersections

Prospect	Drillhole	From	To	Width	Silver	Gold	Lead	Zinc	Ag-Eq
		(metres)	(metres)	(metres)	(g/t)	(g/t)	(%)	(%)	(g/t)
La Pipa	AM-19-01A	No significant intersections
La Pipa	AM-19-02	73.0	76.0	3.0	125.3	0.59	0.050	0.076	172.3
Mariposa	AM-20-03	198.0	201.0	3.0	64.0	0.72	0.047	0.173	121.4
Mariposa	AM-20-04	195.0	206.3	11.3	51.4	0.82	0.291	0.775	117.3
	Including	195.0	197.0	2.0	115.5	0.83	0.105	0.351	177.9
	and	203.7	206.3	2.6	45.1	2.46	1.15	3.02	241.5
Paloma	AM-20-05	30.5	31.2	0.7	142.0	1.05	0.009	0.002	226.0
Paloma	AM-20-06	15.3	18.85	3.55	264.4	1.25	0.038	0.073	364.5
	including	16.5	17.8	1.3	474.0	2.54	0.084	0.166	677.2
Paloma	AM-20-07	19.9	20.4	0.5	62.9	0.27	0.002	0.008	84.7
Honduras	AM-20-08	170.8	175.15	4.35	208.5	0.83	0.019	0.053	274.7
	including	171.8	172.8	1.0	432.0	1.55	0.037	0.094	556.0

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Prospect	Drillhole	From	To	Width	Silver	Gold	Lead	Zinc	Ag-Eq
		(metres)	(metres)	(metres)	(g/t)	(g/t)	(%)	(%)	(g/t)
Honduras	AM-20-09	215.0	215.5	0.5	67.4	0.24	0.014	0.045	86.2
Honduras	AM-20-10	No significant intersections
Honduras	AM-20-11	No significant intersections
Honduras	AM-20-12	138.3	140.9	2.6	150.6	1.02	0.015	0.025	231.8
	including	138.8	139.5	0.7	294.0	2.09	0.022	0.045	461.2
Honduras	AM-20-13	No significant intersections
Honduras	AM-20-14	203.5	204.4	0.9	78.5	0.82	0.010	0.040	143.9
	and	260.6	261.0	0.4	18.7	1.48	0.096	0.405	136.7

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 57-82% of downhole lengths. Silver equivalent (Ag-Eq) is calculated by multiplying the gold grade by 80 and adding it to the silver grade. All calculations assume 100% metallurgical recovery.

HISTORIC DRILLING

Rio Panuco drilled 33 holes along the Animas - Refugio vein totaling 5625.1 metres from 1999 to 2001 (Appendix B). Drill hole orientations were mostly orthogonal to the vein system. No geological drill logs, downhole survey data, downhole sample data or downhole geochemical assay data have been preserved. Graphic drill hole sections are available with limited downhole geology and geochemical data are available. The Rio Panuco drill data cannot be relied upon as material data including hole deviation, core recovery, assaying and quality assurance / quality control data is not available.

Silverstone drilled 200 holes for a total of 21640.81 metres on the Animas - Refugio and La Colorada Veins between 2005 and 2008 (Christopher and Sim, 2008). Drilling procedures are documented in Christopher and Sim (2008). Drill hole data is summarized in Appendix B. Drill hole orientations were generally oriented perpendicular to the strike of the of the veins targeted. Core was drilled with HQ tools, however some holes were reduced to NQ diameter when necessitated by drill conditions. Collars were surveyed in UTM NAD27 datum using a total station TOPCON instrument, model GTS-236W. Downhole survey readings were recorded using either an Eastman Single Shot or Reflex EZ-Shot instrument approximately every 50 metres depending on the depth of the hole. In 2005 magnetic declination in Concordia was 14°E, in 2008 it was 8.8°E and in 2019 it is 7.1°E. Robinson (2019) corrected all magnetic north readings to true north, taking into account the date and location of the readings and also converted the collar locations were converted to the UTM WGS84 datum.

Data for drilling along the Animas - Refugio structure is limited to collar, downhole surveys, assays, recovery, lithology and specific gravity and no drill logs or assay certificates are available. Data for 64 drill holes at La Colorada includes:

• Digital drill logs that include lithologic, alteration, structural and sample data,

• Downhole survey,

• Core recovery, RQD, and specific gravity data,

• Low resolution core photos,

• Drill sections in AutoCAD *.dxf format, and

• Digital assay certificates are available in *.csv format, however limited signed assay certificates are available.

Significant results from La Colorada drilling are summarized in Table 18. A number of sections of drill core have low or no recovery. Most of the core from the Silverstone drilling has been discarded, however, select intervals have been stored in a small building near Copala.

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Table 18: Silverstone Significant Drill Intersections from La Colorada Vein

Hole	From	To	Interval	Silver	Gold	Lead	Zinc
Number	(metres)	(metres)	(metres)	(ppm)	(ppm)	(%)	(%)
SCC-07-01	45.0	48.0	3.0	265	1.2	0.90	0.75
and	53.0	53.75	0.75	325	1.9	0.25	0.20
SCC-07-02	61.0	63.75	2.75	524	4.3	0.11	0.24
and	67.0	68.0	1.0	333	1.3	0.04	0.17
SCC-07-05	34.25	43.0	8.75	260	1.6	0.09	0.12
SCC-07-06	41.25	44.0	2.75	321	1.1	0.03	0.08
SCC-07-07	30.5	31.5	1.0	767	2.4	0.06	0.05
and	48.8	49.5	0.7	296	1.4	0.07	0.07
SCC-07-08	52.0	53.3	1.3	223	3.2	0.15	0.17
SCC-07-09	23.0	24.5	1.5	1740	17.2	0.06	0.08
SCC-07-10	9.0	9.5	0.5	104	9.3	0.01	0.01
SCC-07-11	26.5	29.0	2.5	334	1.8	0.03	0.05
and	87.0	88.8	1.8	608	2.8	0.87	0.88
SCC-07-13	19.0	19.5	0.5	212	1.0	0.05	0.03
SCC-07-16	36.5	38.0	1.5	405	1.9	0.05	0.09
SCC07-17	17.5	19.0	1.5	250	2.0	0.04	0.09
and	20.5	22.0	1.5	354	2.0	0.05	0.14
SCC-07-18	29.0	34.0	5.0	310	0.9	0.05	0.10
SCC-07-19	47.0	47.8	0.8	819	3.3	0.16	0.26
and	113.5	116.0	2.5	573	2.8	0.26	0.58
SCC-07-20	1.5	3.8	2.3	468	1.1	0.01	0.06
SCC-07-24	26.5	29.0	2.5	917	1.3	0.02	0.07
and	47.0	48.0	1.0	392	1.4	0.07	0.12
SCC-07-36	44.0	45.0	1.0	255	1.7	0.10	0.61
SCC-08-54	9.5	10.0	0.5	1955	6.7	0.16	0.48
and	65.0	65.5	0.5	600	2.9	1.84	1.83
SCC-08-55	111.3	111.8	0.5	483	1.6	0.30	0.72
SCC08-56	70.5	71.8	1.3	304	2.5	3.12	5.41
SCC-08-58	74.5	75.5	1.0	901	4.9	0.43	0.58
SCC-08-62	14.0	15.0	1.0	231	1.8	0.06	0.10
and	35.7	38.0	2.3	217	0.8	0.03	0.17
SCC-08-63	16.0	17.0	1.0	195	1.5	0.03	0.06
SCC08-64	41.3	42.3	1.0	152	2.7	0.04	0.06
and	43.5	44.5	1.0	124	1.9	0.03	0.04

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11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 VIZSLA SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1.1 VIZSLA ROCK SAMPLES

A total of 1570 rock samples have been collected from surface and underground exposures. The lithology, alteration and structure of outcrop and underground exposures are mapped to determine controls on mineralization. Samples are then oriented, to the degree possible, perpendicular to mineralized structures and variations in mineralization, are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip- channel with minimum sample lengths of 30 centimetres and maximum sample lengths of 1.5 metres. The sample length and the width of the chipped channel, typically 10 to 15 centimetres is recorded along with the samples estimated true width.

Sampling can be carried out by geologists or trained field assistants under the direct supervision of a geologist. All the chips of the channel sample are collected on a tarp and once the whole sample has been collected the sampled material is then to be mixed by folding the tarp in half in four different directions, rolling the material over itself and thus homogenizing the sample material. One quarter of that material is then poured into a labelled sample bag that also contains the uniquely-labelled sample ticket. In the case of field duplicates, a second quarter of that sample (from the opposite quadrant) is then poured into a second labelled sample bag with a second unique and uniquely-labelled sample ticket. The bag(s) is sealed with a plastic cinch cable tie and sample bags are transported to Vizsla's secured warehouse. No directors or officers of the company are involved in sample collection or preparation.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence and samples are packed into large rice / sugar sacks for transport. A control file with rice / sugar sack number and rock sample numbers contained in each rice / sugar sack and the laboratory sample dispatch form accompanies the sample shipment and is used for control and monitoring of the shipment. The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the ALS Limited laboratory in Zacatecas, Zacatecas, Mexico via a parcel transport company. ALS sends a confirmation note and sample log by electronic mail to confirm sample delivery.

Sample preparation is carried out the ALS Limited preparation laboratory in Zacatecas and sample pulps are forwarded to the ALS laboratory in North Vancouver, B.C., Canada for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples were dried, weighed and crushed and a 250-gram split and pulverized to at least 85% passing 75 microns. Silver and base metals are analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Overlimit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with AA finish.

It is the author's opinion that the sampling methods, preparation and security are adequate.

11.1.2 VIZSLA CORE SAMPLES

Core boxes are delivered to the drill site in such a manner that they are clean and free of grease at the site. The drill hole number is clearly marked on the core boxes by the driller. The driller places a wooden block in the core box at the end each core interval recovered from the hole that clearly shows the distance down hole in metres. The core boxes are tightly sealed by a rope or rubber bands straps prior to transportation in drill site and Vizsla employees monitor the transportation of the core from the drill site to the core shack.

Upon arrival at the core shack, the drill core is cleaned and wet prior to being photographed. The drill core is logged for lithology, structure, alteration and mineralization prior to marking out sample intervals. The core is logged into digital logging files to record lithologic, alteration, mineralization, structural and sample data. Sample intervals are determined dominantly by vein and mineralization contacts, but also by alteration and lithology contacts. Suspected higher-grade intervals are sampled separately. The sample intervals do not exceed 1.5 metres and are not less than 0.20 metres. The geologist then marks a saw line on the core that evenly dissects mineralized structures, to the degree possible.

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The sampler saws HQ core in half with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one quarter of the core is submitted for analysis and the remaining three-quarters remains in the core box as a record. Only one piece of core is removed from of the core box at a time and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill hole number and sample intervals are clearly entered into a sample book as a backup to the digital logging files. One portion of the uniquely-numbered sample ticket is stapled at the beginning of the corresponding sample interval in the core box by the geologist and one portion of the ticket is placed in the sample bag by the sampler. The sample ticket book is archived at the Concordia Camp. The sample bags are sealed with a plastic cinch cable tie and sample bags are stored in Vizsla's secured warehouse. No directors or officers of the company are involved in sample collection or preparation.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence and samples are packed into large rice / sugar sacks for transport. A control file with rice / sugar sack number and rock sample numbers contained in each rice / sugar sack and the laboratory sample dispatch form accompanies the sample shipment and is used for control and monitoring of the shipment. The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the ALS Limited laboratory in Zacatecas, Zacatecas, Mexico via a parcel transport company. ALS sends a confirmation note and sample log by electronic mail to confirm sample delivery.

Sample preparation is carried out the ALS Limited preparation laboratory in Zacatecas and sample pulps are forwarded to the ALS laboratory in North Vancouver, B.C., Canada for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples were dried, weighed and crushed and a 250-gram split and pulverized to at least 85% passing 75 microns. Silver and base metals are analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Overlimit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with AA finish.

It is the author's opinion that the sampling methods, preparation and security for core samples are adequate.

11.2 HISTORIC SAMPLE PREPARATION AND ANALYSIS

11.2.1 HISTORIC DRILL CORE SAMPLES

No information is available regarding Rio Panuco sample preparation, analysis or security.

Silverstone drill core sample preparation procedures are fully described in Christopher and Sim (2008). The samples were sent to ALS Chemex for preparation and were dried, weighed and crushed. Two hundred and fifty grams were split and pulverized to at least 85% passing 75 microns. Reject material was retained at ALS Chemex in Hermosillo. Pulps were analyzed at ALS Chemex in North Vancouver and SGS and BSI Inspectorate were used for check analyses. Laboratories and analytical methods used are summarized in Table 19.

Table 19: Analytical Techniques Used by Silverstone in 2007 and 2008

Laboratory	Au	Ag
ALS Chemex	fire assay, gravimetric finish	fire assay, gravimetric finish and four acid digest, ICP-AES finish
BSI Inspectorate	2 assay-ton fire assay, atomic absorption finish	multi-acid digest, atomic absorption finish
SGS	multi-acid digest, atomic absorption finish	multi-acid digest, atomic absorption finish

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11.3 QUALITY ASSURANCE / QUALITY CONTROL

11.3.1 VIZSLA ROCK SAMPLING

Vizsla's quality assurance / quality control program for surface and underground sampling comprises the systematic insertion of certified reference materials (standards), blanks, field and preparation duplicates. To date approximately one of seven samples submitted have been QA/QC samples and the summary of these samples are presented below in Table 20.

Table 20: QA / QC Statistics for 2019-2020 Surface and Underground Sampling Programs

Standards	Blanks	Field Duplicates	Preparation Duplicates

90	91	52 duplicate-pairs	41 duplicate-pairs

Four certified reference materials have been used to date in the course of the 2019-2020 Panuco surface and underground sampling programs: multi-element standards CDN-ME-1606, CDN-ME-1806 and CDN- ME-1901 from CDN Resource Laboratories in Langley BC and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand. The means and standard deviations established during round robin standard certification are used for calculating warning and control limits. Warning limits are set at the mean ±2 standard deviations (σ) and control limits are set at ±3σ. Any single standard beyond the upper or lower control limits is deemed a failure and consecutive standards on the same certificate exceeding the warning limits are also deemed failures.

Table 21: Certified Reference Materials for Vizsla Surface and Underground Sampling Programs

Standard	Au (g/t)		Ag (g/t)		Pb (%)		Zn (%)
	Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.
CDN-ME-1806	3.425	0.12	371	5.0	5.89	0.135	14.0	0.21
CDN-ME-1901	7.85	0.185	373	8.5	2.56	0.055	2.89	0.055
CDN-ME-1606	1.069	0.046	116	2.5	1.76	0.03	0.6	0.01
SN97	9.026	0.2	53.1	1.9	n/a	n/a	n/a	n/a

Shewhart charts which plot concentration versus sample sequence with warning and failure limits are presented below. By plotting the z-score, multiple standards can be displayed for each element; the z- score levels, the accepted value and standard deviation ("s.d.") for each standard. Warning limits are indicated by a z-score of ±2σ and control limits are indicated by a z-score of ±3σ.

Analysis of the standards and Shewhart charts for silver, gold, lead and zinc in standards has identified seven failures; one failure for silver, two failures for zinc and four failures for lead. The samples in these batches corresponding with the failed standards should be re-analyzed if the surface and underground samples are to be used in future resource calculations.

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Figure 23: Shewhart Chart for Silver - Rocks. Indicates that one standard in the surface and underground sample series falls outside of failure limits at +3 s.d..

Blank samples were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. Material used for blanks comprised obsidian from sources in Jalisco. Review of the analytical results from the blanks samples indicates that five blank samples returned elevated values in gold, silver, lead or zinc. Each blank sample with elevated values immediately followed moderate to high grade gold-silver±lead±zinc mineralization. The level of contamination is not material but contamination in blank samples should be continued to be monitored. In particular, additional blank samples should be inserted after visible lead- zinc mineralization as it correlates well with silver and gold values.

Table 22: Blank Sample Failures for 2019-2020 Surface and Underground Sampling Programs

Sample	Type	Certificate	Au	Ag	Pb	Zn
Number		Number	(ppm)	(ppm)	(ppm)	(ppm)
23605	Surface	ZA19202931	0.017	2.6	25	121
540225	Surface	ZA19238871	0.091	9.6	122	208
540245	Surface	ZA19238871	0.028	3.9	41	133
59145	UG	ZA19265920	0.031	2.3	30	64
59545	Surface	ZA19325536	0.051	4.4	20	56

The main elements of interest on the Panuco Project are silver and gold and, to a lesser extent, lead and zinc. As a rule of thumb, for precious metals in rocks, one could expect 90% of field duplicates to have a precision of 40% or better and similarly, one could expect that preparation duplicates to have a precision of 30% or better. Similarly, for base metals, one could expect 90% of field duplicates to have a precision of 30% or better and similarly, one could expect that preparation duplicates to have a precision of 20% or better.

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Precision of gold in rock field duplicates is fair with 90% of field duplicates having a precision of about 50% while precision of preparation duplicates is good with 90% of field duplicates having a precision of about 20% (Figure 24).

Figure 24: Absolute Relative Difference vs. Rank for Gold - Rocks. From this chart for field duplicates it can be read that 90% of samples have a precision of better than 50%. Similarly, for preparation duplicates it can be read that 90% of samples have a precision of better than 20%.

Similarly, precision of silver in rock field duplicates is fair with 90% of field duplicates having a precision of about 50% while precision of preparation duplicates is good with 90% of field duplicates having a precision of about 20% (Figure 25). The scatter plot in Figure 26 illustrates the precision of silver in field duplicates and the influence of two outliers at concentrations of approximately 700 and 7000 ppm silver.

Figure 25: Absolute Relative Difference vs. Rank for Silver - Rocks. From this chart for field duplicates it can be read that 90% of samples have a precision of better than 50%. Similarly, for preparation duplicates it can be read that 90% of samples have a precision of better than 20%.

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Figure 26: Scatter Plot for Rock Field Duplicates - Ag. Illustrates the influence of duplicate pairs with concentrations of about 700 and 7000 ppm silver.

The precision of duplicates with respect to lead and zinc is similar to the precision of gold and silver.

Summary:

For rock sampling the precision of preparation duplicates is good while the precision of field duplicates is fair and acceptable. The fair precision of field duplicates is likely due to error introduced in the field sample splitting process, however, this error is not deemed material to the program. Monitoring of precision should be continued.

Review of blank samples indicated a minor degree of contamination between samples but it is not deemed material. However, additional cleaning between samples of suspected high-grade samples should be carried out through the insertion of additional blanks in the sample stream or in the laboratory.

A limited number of standard samples fell outside of control limits and the corresponding batches should be re-analyzed if the samples are to be used in a future resource calculation.

It is my opinion that the Vizsla rock sampling data is reliable for exploration purposes.

11.3.2 VIZSLA CORE SAMPLING

Vizsla's quality assurance / quality control program comprises the systematic insertion of certified reference materials (standards), blanks, field and preparation duplicates. To date approximately one of seven samples submitted have been QA/QC samples. In summary, 23 blanks, 22 standards, 11 field duplicate-pairs and 12 preparation duplicate-pairs have been submitted.

Three certified reference materials have been used to date in the course of the 2019-2020 Panuco drill program: multi-element standards CDN-ME-1806 and CDN-ME-1901 from CDN Resource Laboratories in Langley BC and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand. The means and standard deviations and warning and control limits for standards are established as per the surface and underground sampling program described above in section 12.1.1.

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Table 23: Certified Reference Materials For 2019-2020 Panuco Drilling

Standard	Au (g/t)		Ag (g/t)			Pb (%)	Zn (%)
	Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.
CDN-ME-1806	3.425	0.12	371	5.0	5.89	0.135	14.0	0.21
CDN-ME-1901	7.85	0.185	373	8.5	2.56	0.055	2.89	0.055
SN97	9.026	0.2	53.1	1.9	n/a	n/a	n/a	n/a

Shewhart charts which plot concentration versus sample sequence with warning and failure limits are presented below. As with surface and underground samples, warning limits are indicated by a z-score of ±2σ and control limits are indicated by a z-score of ±3σ. The Shewhart charts for gold, lead and zinc in standards indicate that all samples were within warning and control limits. The Shewhart chart for silver however identified two failures at -3 s.d. and +3 s.d.. As these samples were located within analytical batches that were not materially mineralized, no corrective actions were taken nor are necessary unless the samples are to be used in future resource calculations.

Figure 27: Shewhart Chart for Gold - Core. Indicates that all standards in the core sample stream are within warning and failure limits.

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Figure 28: Shewhart Chart for Silver - Core. Indicates that two standards in the core sample stream fall outside of failure limits at +3 s.d. and -3 s.d..

As per the surface and underground sampling protocol, blank samples, comprising obsidian from sources in Jalisco, were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. Review of the analytical results from the blanks samples indicates that all blank samples in the drill core sample stream returned uniformly low values in all elements of interest. Therefore, no contamination was apparent from the analysis of the blank samples.

The number of drill core field and preparation duplicate-pairs is, to date, not sufficient for a comprehensive statistical analysis, but the data can still be illustrative. The main elements of interest on the Panuco Project are silver and gold and, to a lesser extent, lead and zinc. As a rule of thumb, for precious metals in rocks, one could expect 90% of field duplicates to have a precision of 40% or better and similarly, one could expect that preparation duplicates to have a precision of 30% or better. Similarly, for base metals, one could expect 90% of field duplicates to have a precision of 30% or better and similarly, one could expect that preparation duplicates to have a precision of 20% or better.

With respect to silver, 90% of field and preparation duplicates have poor precision of about 80% and 90%, respectively (Figure 29). As illustrated in the scatter chart (Figure 30), the poor precision in field duplicates is influenced by two duplicate-pairs. The poor precision in preparation duplicates is due to poor precision in one duplicate-pair.

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Figure 29: Absolute Relative Difference vs. Rank for Silver - Core. From this chart for field duplicates (or quarter core) it can be read 90% of samples have a precision of better than 80%. Similarly, for preparation duplicates it can be read that 90% of samples have a precision of better than 90%.

Figure 30: Scatter Plot for Core Field Duplicates - Silver. Illustrates poor precision for field duplicates influenced by two duplicate-pairs at high concentrations.

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With respect to gold, 90% of field duplicates have poor precision of about 70% and 90% of preparation duplicates have good precision of better than 20% (Figure 31).

Figure 31: Absolute Relative Difference vs. Rank for Gold - Core. From this chart for field duplicates (or quarter core) it can be read 90% of samples have a precision of approximately 70%. Similarly, for preparation duplicates it can be read that 90% of samples have a precision of better than 20%.

Figure 32: Scatter Plot for Core Field Duplicates - Gold.

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Thus far, the precision of duplicates with respect to lead and zinc is better than the precision of gold and silver. Both lead and zinc have good precision in preparation duplicates and fair precision in field duplicates

The precision of the field and preparation duplicates should continue to be monitored as the drill program progresses.

Summary:

The limited number of field and preparation duplicates collected as part of the drill program is not sufficient for a comprehensive analysis. Thus far with respect to gold, lead and zinc, the precision of preparation duplicates is fair and acceptable while the precision of field duplicates is poor. The precision with respect to silver of field and preparation duplicates is poor. The poor precision with respect to silver is due to the limited size of the data set and also due to the uneven distribution of mineralization, similar to the "nugget effect" in gold. Care should continue to be taken in avoiding sampling bias by marking samples that as evenly as possible bisect veins. Monitoring of precision should be continued and may require the use of larger sample sizes such as split as opposed to quartered PQ core.

No evidence of contamination was noted in blank samples and the systematic insertion and monitoring of blank samples should be continued. In particular, and based on the results of rock sampling, contamination may require the insertion of additional blank samples following suspected higher grade mineralization.

Review of standard samples indicated a limited number of samples that fell outside of control limits, however these samples were not deemed material. If the samples are to be used in a future resource calculation, the corresponding batches should be re-analyzed.

It is the author's opinion that the Vizsla core sampling data is reliable for exploration purposes.

11.3.3 SILVERSTONE DATA

Blanks, standards and pulp duplicates were inserted into the series of drill core samples submitted for assay and overall, approximately 1 in every 6 samples submitted for assay was used for quality control. In the opinion of Christopher and Sim (2008) an acceptable number of standards, blanks and duplicates were submitted, and the results of their review demonstrate an acceptable level of analytical accuracy and precision for the purpose of resource estimation in 2008.

12.0 DATA VERIFICATION

The author examined the property from March 3rd to 6th, 2020 to review and inspect 2019-2020 drill core and reviewed mineralization on the Animas - Refugio structural corridor at the Honduras, Paloma, Mariposa, La Pipa, Mina Clemens, Mina El Muerto showings and the San Carlos Mine.

A second visit for due diligence sampling has been deferred due to the outbreak of the 2020 COVID-19 pandemic as non-essential travel at the time of writing remained not recommended by government authorities in Canada.

Contracts provided by Vizsla between Vizsla and Canam Alpine Ventures Ltd. and between Canam and Silverstone Resources, S.A. de C.V and Minera Rio Panuco S.A. de C.V. were reviewed. Documents pertaining to mineral titles provided by Vizsla's counsel from the Secretaria de Economia for each concession were reviewed. Contracts between concession owners and the surface land owners were reviewed.

Vizsla rock sample data was compiled and assay certificates were verified for completeness and accuracy. Vizsla drill hole data comprising digital logging tables, geotechnical data, downhole survey data was compiled and drill hole locations, and assay certificates were verified for completeness and accuracy.

Historic Silverstone drill hole data for holes drilled at La Colorada was reviewed including digital drill logs, geotechnical data, drill sections and digital assay certificates. Digital assay certificates are available in *.csv format but limited signed assay certificates are available. The author has reviewed and verified the Silverstone data to the extent possible. However, despite the limited number of signed assay certificates, the assay data looks reasonable and it is the author's opinion that it is not materially modified and can be used for exploration targeting purposes.

It is the author's opinion that the data in this report is accurate and that it is adequate for exploration purposes.

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13.0 MINERAL RESOURCE ESTIMATES

No mineral resource estimate has been prepared by Vizsla.

14.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out by Vizsla.

Christopher and Sim (2008) documented mineral processing and metallurgical testing carried out by Silverstone, which was summarized by Robinson (2019):

Silverstone conducted both flotation and cyanidation scoping test work on samples from the Animas-Refugio vein. No test work has been conducted on La Colorada. A sample consisting of a composite of homogenized vein material taken from stopes in the El Muerto and Clemens deposits was sent to both Process Research Associates (PRA) and to the metallurgical laboratory of the Santa Rosa plant which is a custom mill located 7 kilometers from the Property.

The PRA test work involved grinding the sample to 80% minus 200 mesh (or 74 microns) and then conducting one cyanidation test and two flotation tests. The cyanidation test was a bottle roll leach for 72 hours, at which point 91.7% of the gold and 71.8% of the silver was in solution. The two PRA flotation tests used different reagent schemes. Flotation test 1 produced a concentrate with 80.2% of the gold head grade, and 76.6% of the silver head grade. Flotation test 2 included reagent 3418A and this resulted in better recoveries of 86.5% for gold and 88.8% for silver. At Santa Rosa, the same sample was ground to 90% minus 100 mesh then treated using sulfide flotation with recoveries of 78.9% for gold and 83% for silver.

15.0 ADJACENT AND INTERNAL PROPERTIES

No adjacent or internal properties are considered in this report.

16.0 INTERPRETATION AND CONCLUSIONS

Vizsla is earning a 100% interest in the Panuco Project from two sets of concession holders and this represents the first time the concessions of the Panuco-Copala mining district have been consolidated. The project covers approximately 53 square kilometres and is located 60 kilometres from Mazatlan, Sinaloa, Mexico. The project is accessed by paved highway and two powerlines cross the property.

Mining activity has been carried out in the Panuco-Copala mining district for over 400 years, however the mining history is not well documented. The first well-documented exploration and mining commenced late in the 20th century however, previous exploration was limited by the fragmented mineral tenure. Previous exploration comprised mapping and sampling and significant drill programs. Limited and generally small-scale mining are also prevalent throughout the district, but mining has not been optimized due to the fragmented mineral tenure.

The Panuco Project is located along the western margin of the northwest trending Sierra Madre Occidental, a continent-scale belt of volcanic and intrusive activity. Much of Mexico's silver and gold production has been and continues to be from the SMO. In the area of the project, the SMO is affected by a north-northwest trending belt of extension marked by normal faulting. These extensional normal faults are favourable structures for the development of epithermal silver-gold mineralization in the Panuco-Copala and other mining districts. At the property-scale, the project is underlain by Paleozoic metasedimentary basement rocks and Paleocene to Oligocene felsic and intermediate volcanic rocks of the SMO that have been intruded by Laramide-equivalent felsic batholiths.

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To date, approximately 75 kilometres of low to intermediate sulphidation epithermal silver-gold veining have been identified on the property. Individual veins are up to 3.7 kilometres in length with widths that range from decimetres to tens of metres. The most significant vein systems identified to date are the Animas - Refugio and Cordon del Oro structures that form the boundaries of a fault graben. Other significant vein systems include Napoleon, Cinco Señores, and La Colorada. Silver and gold mineralization is hosted in quartz veins and hydrothermal quartz breccias with grey silica as a significant component. The grey colour is due to finely disseminated pyrite and argentite / acanthite but sphalerite and galena are also common. Bladed quartz pseudomorphs after calcite, which is indicative of boiling conditions that are important in the deposition of gold in low sulphidation epithermal systems, have been noted at a number of locations within the mineralized structures.

The Panuco-Copala district is a current and historic producing silver and gold district from a number of small independent producers and Vizsla has consolidated the mineral tenure in the district. Exploration carried out to date by Vizsla and by previous workers have demonstrated the Panuco Project's potential to host economic silver-gold mineralization hosted in low to intermediate sulphidation epithermal vein systems. Vizsla has carried out mapping and sampling to identify potential mineralized shoots along these veins at Animas - Refugio, Cordon del Oro, Napoleon and Cinco Señores. A first phase of diamond drilling has been carried out at three targets on the Animas - Refugio structure and has returned promising results that warrant further drilling. Mapping and sampling to identify additional drill targets on these structures should be continued. Similarly, additional diamond drilling should also be continued to identify and confirm the mineralized shoots, in particular to depth beneath levels of historic mining which generally ceased upon the intersection of workings with the water table.

17.0 RECOMMENDATIONS

Improved higher resolution topographic data and / or satellite imagery for the project at a scale for mapping and diamond drilling control should be acquired. This will improve drill targeting.

Mapping and sampling to date has been effective at generating drill targets. Detailed mapping and sampling should continue to be carried out to complete coverage on the Animas - Refugio, Cordon del Oro, Cinco Señores and Napoleon structural corridors. Particular attention should be paid to the structural framework to aid in identifying potential mineralized shoots.

Reconnaissance scale mapping and sampling should be carried out un under-explored structures on the property.

Diamond drilling should be carried out on targets generated by the mapping program on the Animas - Refugio, Cordon del Oro, Cinco Señores and Napoleon structural corridors. This should include down- dip drilling of mineralization on the Animas - Refugio corridor, including the steeply-plunging San Carlos breccia to determine if mineralization extends beneath the water table where historic mining ceased. Drilling should be carried out from the hanging wall side of veins wherever practical to test for hanging wall splays of veins.

The QA/QC program, including near real-time monitoring of QA/QC data, should be continued. Collection of specific gravity data should be incorporated into drilling data collection.

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17.1 Budget

Two phases of work are recommended. The first phase comprises geological mapping and sampling to identify potential mineralized shoots and is budgeted at $150,000. The second phase of work should comprise diamond drilling of targets identified by the mapping and sampling work of the first phase and is budgeted at $500,000 for a total recommended budget of $650,000 to complete this program.

Table 24: Recommended Budget

Item	Cost (CDN$)
Mapping and Sampling (Drill Target Definition)	$ 115,000
Assaying	10,000
Topographic Satellite Imagery Data	25,000
Sub-Total:	$ 150,000
Diamond Drilling (1400 metres at $225/metre)	315,000
exclusive of assaying	
Assaying	20,000
Ejido Compensation	47,000
Reporting	15,000
Sub-Total:	$ 397,000
TOTAL:	$ 547,000
Contingency	54,700
IVA (8% Net Recovery)	48,300
GRAND TOTAL	**$ 650,000**

Respectfully submitted,

"*Stewart Harris*"

Stewart Harris, P.Geo.

May 20, 2020

PROFESSIONAL PROVINCE A. S. HARRIS BRITISH COLUMBIA GEOSCIENTIST

5/20/20

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APPENDIX A - REFERENCES

Anonymous, 2016, Estudio Geofisico en el Proyecto Copala-Panuco; Geophysical Surveys S.A. de C.V., 49 page report prepared for Minera Rio Panuco S.A. de C.V.

Aranda-Gomez, J., Henry, C.D., Juhr, J., McDowell, F., 2003, Cenozoic volcanic-tectonic development of northwestern Mexico-a transect across the Sierra Madre Occidental volcanic field and observations of extension-related magmatism in the southern basin and range and Gulf of California tectonic sub provinces; UNAM, Geologic Transects across Cordilleran Mexico, p. 71- 121.

Avila-Ramirez, P., 1999, Informe de la cartografía geológico-minera y geoquímica hoja Copala clave F13A37 escala 1:50,000 estados de Sinaloa y Durango, 75 p.

Centeno-García, E., 2017, Mesozoic tectono-magmatic evolution of Mexico: An overview; Ore Geology Reviews, v. 81 p. 1035-1052.

Centeno-García, E., Guerrero-Suastegui, M., Talavera-Mendoza, O., 2008, The Guerrero Composite Terrane of western Mexico: collision and subsequent rifting in a supra-subduction zone: Geological Society of America Special Paper 436, p. 279-308.

Christopher, P. and Sim, R., 2008, Technical Report on the Copala Project, Sinaloa State, Mexico; Silverstone Resources Corp., 100 p.

Diario Oficial de la Federación, 26 junio 1992, Ley Minera.

Diario Oficial de la Federación 13 de marzo 2012, NORMA Oficial Mexicana NOM-120-SEMARNAT- 2011, Que establece las especificaciones de protección ambiental para las actividades de exploración minera directa, en zonas agrícolas, ganaderas o eriales y en zonas con climas secos y templados en donde se desarrolle vegetación de matorral xerófilo, bosque tropical caducifolio, bosques de coníferas o encinos.

Diario Oficial de la Federación 31 de octubre 2014 Reglamento de la ley general del equilibrio ecológico y la protección al ambiente en materia de evaluación del impacto ambiental.

Diario Oficial de la Federación 31 de octubre 2014 Reglamento de la ley general de desarrollo forestal sustentable.

Duque-Trujillo, J., Ferrari, L., Norini, G., López-Martínez, M., 2014, Miocene faulting in the southwestern Sierra Madre Occidental, Nayarit, Mexico: kinematics and segmentation during the initial rifting of the southern Gulf of California; Revista Mexicana de Ciencias Geológicas, v. 31, núm. 3, p. 283-302

Duque-Trujillo, J., Ferrari, L., López Martínez, M., Orozco-Esquivel, T., and Lonsdale, P., 2013, Early to Middle Miocene syn-extensional magmatism in the southern Gulf of California: Geological Society of America Abstracts with Programs, v. 45, no. 6, p. 15.

Escamilla-Torres, T., 2001, Informe de la cartografía geológico-minera y geoquímica hoja Cosala clave G13C74 escala 1:50,000 estado de Sinaloa, 66 p.

Ferrari, L., López-Martínez, M., Rosas-Elguera, J., 2002, Ignimbrite flare-up and deformation in the southern Sierra Madre Occidental, western Mexico: Implications for the late subduction history of the Farallon plate; Tectonics v. 21 No. 4 10.1029/2001TC001302, p. 17-1 to 17-24

Ferrari, L., López-Martínez, M. Orozco-Esquivel, T., Bryan, S.E., Duque-Trujillo, J., Lonsdale, P., Solari,

L., 2013, Late Oligocene to Middle Miocene rifting and synextensional magmatism in the southwestern Sierra Madre Occidental, Mexico: The beginning of the Gulf of California rift; Geosphere v. 9; no. 5; p. 1161-1200; doi:10.1130/GES00925.1; 15 figures; 2 tables; 1 supplemental file.

Ferrari, L., Valencia Moreno. M., Bryan, S., 2005, Magmatismo y tectónica en la Sierra Madre Occidental y su relación con la evolución de la margen occidental de Norteamérica, Boletín de la Sociedad Geológica Mexicana Volumen Conmemorativo del Centenario Temas Selectos de La Geología Mexicana Tomo LVII, N. 3, 343-378.

HARRIS GEOLOGICAL SERVICES

Garzon-Lopez, J., 2018, Plan municipal de desarrollo 2018-2021, Concordia, Sinaloa, 114 p.

González-León, C. M., Solari, L. Solé, J. Ducea, M.N., Lawton, T.F., Bernal, J.P., González-Becuar, E., Gray, F., López Martínez, M., Santacruz, R.L., 2011, Stratigraphy, geochronology, and geochemistry of the Laramide magmatic arc in north-central Sonora, Mexico; Geosphere; December 2011; v. 7; no. 6; p. 1392-1418

Hedenquist, J.W., Arribas, A.R., Gonzalez-Urien, E., 2000: Exploration for epithermal gold-silver deposits, in Hagemann, S.G>, and Brown, P.E., eds., Gold in 2000: Society of Economic Geologists, Reviews in Economic Geology, v. 13, p. 245-277.

Hedenquist, J.W., White, N.C., 2005, Epithermal gold-silver deposits: characteristics, interpretation, and exploration; Prospectors and Developers of Canada and Society of Economic Geologists Short Course Notes.

Henry, C.D., McDowell, F.W., Silver, L.T., 2003, Geology and Geochronology of granitic batholithic complex, Sinaloa, Mexico: Implications for Cordilleras magmatism and tectonics; Geological Society of America Special Paper 374, p. 237-273.

Lloyd, C.J., 2019, Panuco Core Photos; internal Vizsla Company Report, 57 p.

Montoya-Lopera, P., Ferrari, L., Levressea, G., Abdullinb, F., Mata L. (2019) New insights into the geology and tectonics of the San Dimas mining district, Sierra Madre Occidental, Mexico; Ore Geology Reviews 105: 273-294.

Norma Oficial Mexicana NOM-120-SEMARNAT 1997, Diario Oficial 19 noviembre 1998.

Polanco-Salas, A., Valdez-Monsiváis, A., Saldaña-Saucedo, G., 2003, Informe de la cartografía geológico-minera y geoquímica hoja Concordia clave F13A36 escala 1:50,000 estado de Sinaloa, 77 p.

Rosendo-Brito, M., Guerrero-Salazar, C., Bustos-Moreno, M., Escamilla de la Rosa, J., 2019, Informe de la cartografía geológico-minera y geoquímica hoja Villa Unión clave F13A46 escala 1:50,000 estado de Sinaloa, 77 p.

Robinson, M., 2019, Technical Report on the Panuco-Copala Project Concordia, Sinaloa, Mexico, Vizsla Resources Corp., 50 p.

SEMARNAT, 2014, Guía para conocer lo principales tramites y permisos ambientales en las diferentes etapas del proceso minero, 25 p.

Servicio Geológico Mexicano, 2017, Panorama Minero del Estado de Sinaloa, 50 pages.

Shimizu, T., 2014, Reinterpretation of Quartz Textures in Terms of Hydrothermal Fluid Evolution at the Koryu Au-Ag Deposit, Japan; Economic Geology, v. 109, p. 2051-2065

Starling, T., 2019, Structural Review of the Panuco District, Private Report prepared for Vizsla Resources Corp., 54 p.

HARRIS GEOLOGICAL SERVICES

APPENDIX B - HISTORIC DRILL HOLES TABLES

Rio Panuco Drill Hole Data

Hole	Northing	Easting	Elevation	Depth	Azimuth	Dip
Number	WGS84 Zone13		(metres)	(metres)	(°)	(°)
BM1-1	2589789	408442	677.6	274.7	053	-70
BM1-2	2589732	408450	692.7	170.6	n/a	-90
BM12-1	2589851	408447	706.4	119.9	056	-40
BM12-4	2589851	408447	706.7	126.5	065	-42
BM12-5	2589851	408446	706.3	121.5	065	-65
BM14-1	2589666	408522	725.3	237.2	059	-60
BM15-1	2589772	408675	732.6	119.2	059	-56
BM15-2	2589771	408674	732.5	160.0	n/a	-90
BM15-3	2589772	408675	732.6	124.0	080	-50
BM15-4	2589772	408675	732.5	120.0	030	-60
BM17-2	2589713	408813	744.0	125.0	59	-70
BM17-3	2589713	408811	743.4	130.1	n/a	-90
BM18-2	2589615	408806	764.5	244.5	n/a	-90
BM18-3	2589616	408806	764.2	250.0	043	-66
BM18-4	2589817	408523	691.5	195.0	043	-45
BM20-1	2589818	408524	692.5	110.1	060	-45
BM20-2	2589816	408523	690.7	120.0	080	-45
BM20-3	2589817	408523	691.5	101.7	060	-70
BM2-1	2589863	408345	669.8	146.9	050	-67
BM21-1	2589919	408415	702.2	87.9	050	-45
BM21-2	2589918	408414	701.5	127.1	n/a	-90
BM2-2	2589861	408345	669.4	179.4	n/a	-90
BM22-1	2590001	408353	686.3	60.1	050	-40
BM23-1	2589712	408726	756.4	152.5	045	-70
BM23-2	2589711	408726	756.7	183.5	n/a	-90
BM24-1	2589871	408392	695.1	163.0	n/a	-90
BM3-1	2589920	408327	669.7	141.2	n/a	-90
BM4-1	2589959	408233	735.3	173.8	050	-65
BM4-2	2589959	408233	735.3	212.0	n/a	-90
BM5-1	2590258	407826	652.0	338.0	045	-55
BM6-1	2590480	407591	677.8	396.5	040	-55
BM7-1	2589980	408106	706.7	304.4	040	-58
BM8-1	2590093	408266	745.5	108.9	055	-60
		Total:		5625.2		metres

HARRIS GEOLOGICAL SERVICES

Hole	Northing	Easting	Elevation	Azimuth	Dip	Depth	Area	Comment
Number	WGS84 Zone13		(metres)	(°)	(°)	(metres)
CC-05-11	2589413	409542	817	044	-50	71.7	El Muerto
CC-05-12	2589413	409542	817	049	-79	83.9	El Muerto
CC-05-13	2589431	409526	816	045	-50	65.6	El Muerto
CC-05-14	2589431	409526	816	045	-80	74.8	El Muerto
CC-05-15	2589397	409561	821	045	-50	60.0	El Muerto
CC-05-16	2589656	409081	747	n/a	-90	96.3	La Pipa
CC-05-17	2589661	409051	744	045	-75	78.8	La Pipa
SC-06-18	2589431	409527	816	043	-65	68.7	El Muerto
SC-06-19	2589395	409560	821	046	-86	82.4	El Muerto
SC-06-20	2589380	409580	824	045	-60	57.9	El Muerto
SC-06-21	2589380	409580	824	n/a	-90	74.8	El Muerto
SC-06-22	2589382	409548	824	n/a	-90	119.0	El Muerto
SC-06-25	2589350	409481	846	041	-75	163.2	El Muerto
SC-06-26	2589364	409601	828	041	-51	66.6	El Muerto
SC-06-27	2589343	409583	829	047	-86	105.0	El Muerto
SC-06-28	2589290	409527	856	42.5	-77	172.4	El Muerto
SC-06-29	2589412	409470	839	059	-86	149.4	El Muerto
SC-06-30	2589302	409500	867	044	-80	205.4	El Muerto
SC-06-31	2589326	409597	842	047	-51	100.3	El Muerto
SC-06-32	2589325	409596	842	n/a	-90	126.6	El Muerto
SC-06-33	2589236	409507	867	045	-67	192.2	El Muerto
SC-06-34	2589267	409607	866	045	-65	119.9	El Muerto
SC-06-35	2589711	409063	750	045	-80	50.9	San Francisco
SC-06-36	2589693	409047	742	045	-88	66.1	San Francisco
SC-06-37	2589699	409088	753	043	-52	35.7	San Francisco
SC-06-38	2589677	409101	745	046	-79	38.1	San Francisco
SC-06-39	2589677	409065	741	042	-76	61.0	San Francisco
SC-06-40	2589632	409198	761	043	-52	27.4	San Francisco
SC-06-41	2589617	409253	763	041	-70	62.4	San Francisco
SC-06-42	2589719	409037	753	045	-88	41.2	San Francisco
SC-06-43	2589685	409004	740	046	-53	57.9	San Francisco
SC-06-44	2589650	409110	748	045	-56	51.8	San Francisco
SC-06-45	2589649	409109	748	000	-88	54.9	San Francisco
SC-06-46	2589643	409138	748	047	-50	30.5	San Francisco
SC-06-47	2589641	409136	748	n/a	-90	45.7	San Francisco
SC-06-48	2589618	409219	762	045	-88	44.2	San Francisco

HARRIS GEOLOGICAL SERVICES

SC-06-49	2589631	409161	755	045	-89	48.8	San Francisco
SCC-07-01	2588244	404154	618	310	-50	54.0	La Colorada
SCC-07-02	2588303	404095	633	315	-50	88.4	La Colorada
SCC-07-03	2588301	404167	622	315	-50	22.9	La Colorada
SCC-07-04	2588262	404204	605	315	-50	73.2	La Colorada
SCC-07-05	2588330	404139	633	319	-50	47.2	La Colorada
SCC-07-06	2588357	404113	641	314	-49	75.3	La Colorada
SCC-07-07	2588310	404157	619	315	-50	90.0	La Colorada
SCC-07-08	2588281	404188	612	319	-50	131.1	La Colorada
SCC-07-09	2588221	404175	612	320	-50	115.8	La Colorada
SCC-07-10	2588264	404131	625	314	-49	91.4	La Colorada
SCC-07-11	2588183	404216	593	320	-50	152.4	La Colorada
SCC-07-12	2588405	404135	636	314	-50	91.4	La Colorada
SCC-07-13	2588371	404168	620	318	-50	80.8	La Colorada
SCC-07-14	2588438	404100	634	315	-50	88.4	La Colorada
SCC-07-15	2588333	404206	607	317	-48	88.4	La Colorada
SCC-07-16	2588184	404143	609	315	-50	164.6	La Colorada
SCC-07-17	2588146	404181	600	316	-50	100.6	La Colorada
SCC-07-18	2588069	404259	561	317	-50	179.8	La Colorada
SCC-07-19	2588107	404221	580	323	-50	195.1	La Colorada
SCC-07-20	2588099	404158	584	315	-50	118.9	La Colorada
SCC-07-21	2588422	404189	610	313	-50	59.4	La Colorada
SCC-07-22	2588117	404141	583	317	-50	181.4	La Colorada
SCC-07-23	2588452	404153	616	316	-50	150.9	La Colorada
SCC-07-24	2588068	404190	579	315	-50	118.9	La Colorada
SCC-07-25	2588225	404101	619	313	-50	103.6	La Colorada
SCC-07-26	2588334	404064	637	315	-50	118.9	La Colorada
SCC-07-27	2588468	404072	628	311	-50	61.0	La Colorada
SCC-07-28	2588394	404080	642	319	-50	100.6	La Colorada
SCC-07-29A	2588038	404227	563	316	-50	121.9	La Colorada
SCC-07-30	2588275	403982	611	315	-50	132.6	La Colorada
SCC-07-31	2588208	403867	624	270	-50	50.3	La Colorada
SCC-07-32	2588349	403868	629	271	-50	50.3	La Colorada
SCC-07-33	2588249	403865	630	266	-50	64.0	La Colorada
SCC-07-34	2588398	403868	636	265	-50	59.4	La Colorada
SCC-07-35	2588295	403871	629	267	-50	51.8	La Colorada
SCC-07-36	2588448	403869	639	270	-50	73.2	La Colorada
SCC-07-37	2588249	403917	618	282	-45	88.4	La Colorada

HARRIS GEOLOGICAL SERVICES

SCC-07-38	2588399	403916	630	273	-50	83.8	La Colorada
SCC-07-39	2588499	403867	635	269	-50	131.1	La Colorada
SCC-07-40	2588449	403920	632	264	-50	97.8	La Colorada
SCC-07-41	2588499	403918	629	272	-50	141.7	La Colorada
SCC-07-42	2588549	403870	639	272	-50	102.1	La Colorada
SCC-07-43	2588449	403969	626	273	-50	116.4	La Colorada
SCC-07-44	2588448	403819	642	271	-50	88.4	La Colorada
SC-07-50	2589171	409796	864	045	-58	64.6	Clemens
SC-07-51	2589170	409795	864	000	-90	79.3	Clemens
SC-07-52	2589224	409778	857	n/a	-90	56.4	Clemens
SC-07-53	2589197	409786	859	047	-64	51.8	Clemens
SC-07-54	2589192	409782	860	n/a	-90	61.5	Clemens
SC-07-55	2589458	409513	816	042	-65	64.0	El Muerto
SC-07-56	2589454	409508	817	045	-89	88.4	El Muerto
SC-07-57	2589488	409477	804	046	-54	67.1	La Colorada
SC-07-58	2589486	409475	804	n/a	-90	64.0	La Colorada
SC-07-59	2589542	409319	824	044	-56	96.1	La Colorada
SC-07-60	2589657	409152	758	044	-54	128.0	San Francisco
SC-07-61	2589106	409800	877	042	-54	82.3	Clemens
SC-07-62	2589105	409799	877	042	-76	91.4	Clemens
SC-07-63	2589252	409735	863	035	-81	88.4	Clemens
SC-07-64	2589141	409801	868	043	-64	57.9	Clemens
SC-07-65	2589137	409797	868	000	-89	85.3	Clemens
SC-07-66	2589074	409801	882	047	-60	79.1	Clemens
SC-07-67	2589074	409801	882	053	-77	100.5	Clemens
SC-07-68	2589111	409841	898	050	-54	56.4	Clemens
SC-07-69	2589109	409839	898	n/a	-90	82.3	Clemens
SC-07-70	2589079	409844	900	050	-51	42.7	Clemens
SC-07-71	2589074	409840	901	n/a	-90	82.5	Clemens
SC-07-72	2589085	409846	901	085	-75	50.3	Clemens
SC-07-73	2589089	409772	879	091	-67	105.2	Clemens
SC-07-74	2589089	409772	879	087	-82	129.5	Clemens
SC-07-75	2589059	409820	889	088	-46	61.0	Clemens
SC-07-76	2589059	409819	889	085	-72.9	80.8	Clemens
SC-07-77	2589031	409861	908	090	-59	51.8	Clemens
SC-07-78	2589031	409855	908	n/a	-90	85.3	Clemens
SC-07-79	2589285	409697	847	043	-50	53.3	El Muerto
SC-07-80	2589319	409626	853	043	-49	79.3	El Muerto

HARRIS GEOLOGICAL SERVICES

SC-07-81	2589318	409625	853	049	-77	91.4	El Muerto
SC-07-82	2589304	409612	857	068	-87	120.4	El Muerto
SC-07-83	2589047	409779	898	045	-78	141.7	Clemens
SC-07-84	2589093	409788	878	032	-83	117.3	Clemens
SC-07-85	2589103	409764	881	038	-78	123.4	Clemens
SC-07-86	2589121	409746	895	045	-67	143.7	Clemens
SC-07-87	2589010	409867	909	090	-49	51.8	Clemens
SC-07-88	2589010	409839	896	090	-49	54.9	Clemens	abandoned
SC-07-88A	2589009	409837	896	096	-65	82.3	Clemens
SC-07-89	2589010	409837	896	090	-89	109.2	Clemens
SC-07-90	2588960	409779	938	090	-60	164.6	Clemens
SC-07-91	2588960	409779	938	090	-73	187.3	Clemens
SC-07-92	2588914	409729	936	084	-59	198.1	Clemens
SC-07-93	2588914	409728	936	090	-66	199.6	Clemens
SC-07-94	2588832	409778	978	090	-78	199.5	Clemens
SC-07-95	2588832	409778	978	090	-61	195.1	Clemens
SC-07-96	2588832	409777	978	n/a	-90	266.7	Clemens
SC-07-97	2588785	409741	984	085	-78	243.8	Clemens
SC-07-98	2589066	409761	896	089	-60	155.5	Clemens
SC-07-99	2589066	409761	896	090	-72	138.7	Clemens
SC-07-100	2589066	409755	896	n/a	n/a	36.0	Clemens
SC-07-100A	2589066	409755	896	090	-83	161.5	Clemens
SC-07-101	2589011	409800	910	086	-78	160.0	Clemens
SC-07-102	2589120	409746	895	045	-86	169.2	Clemens
SC-07-103	2589059	409861	909	088	-50	150.9	Clemens
SC-07-104	2589132	409865	899	046	-50	144.8	Clemens
SC-07-105	2589073	409736	898	049	-78	208.2	Clemens
SC-07-106	2589147	409840	887	046	-54	156.0	Clemens
SC-07-107	2589178	409721	894	046	-63	107.6	Clemens	abandoned
SC-07-107A	2589173	409727	894	050	-74	134.1	Clemens
SC-07-108	2589140	409833	889	n/a	-90	66.8	Clemens
SC-07-109	2589032	409763	909	045	-89	202.4	Clemens
SC-07-110	2589084	409862	908	n/a	n/a	22.5	Clemens	abandoned
SC-07-110A	2589084	409862	908	090	-50	128.0	Clemens
SC-07-111	2589185	409675	875	044	-51	138.7	Clemens
SC-07-112	2589149	409740	897	029	-79	140.2	Clemens
SC-07-113	2589035	409798	893	090	-68	121.9	Clemens
SC-07-114	2589170	409725	894	044	-86	174.7	Clemens

HARRIS GEOLOGICAL SERVICES

SC-07-115	2589025	409875	914	042	-49	80.8	Clemens
SC-07-116	2589144	409837	888	043	-69	74.7	Clemens
SC-07-117	2589267	409681	847	100	-87	84.7	Clemens
SC-07-118	2589208	409656	866	050	-47	118.9	El Muerto
SC-07-119	2589247	409589	872	044	-64	154.8	El Muerto
SC-07-120	2589264	409570	863	042	-79	176.8	El Muerto
SC-07-121	2589177	409697	888	043	-49	141.1	El Muerto
SC-07-122	2589177	409696	888	041	-77	147.8	El Muerto
SC-07-123	2589296	409639	851	n/a	n/a	68.0	El Muerto	abandoned
SC-07-123A	2589296	409639	851	045	-56	78.3	El Muerto
SC-07-124	2589475	409499	808	040	-64	75.3	El Muerto
SC-07-125	2589456	409480	815	046	-74	89.3	El Muerto
SC-07-126	2589452	409477	815	045	-89	107.3	El Muerto
SC-07-127	2589276	409653	849	045	-66	78.3	El Muerto
SC-07-128	2589491	409448	799	049	-48	79.3	El Muerto
SC-07-129	2589421	409515	824	045	-89	101.5	El Muerto
SC-07-130	2589490	409447	800	n/a	-90	81.7	El Muerto
SC-07-131	2589459	409448	813	n/a	-90	106.7	El Muerto
SC-07-BP	2589121	409745	895	045	-84	94.5	Clemens
SCC-08-45	2588598	403816	661	269	-50	102.1	La Colorada
SCC-08-46	2588648	403820	642	273	-50	86.9	La Colorada
SCC-08-47	2588549	403918	634	270	-50	105.2	La Colorada
SCC-08-48	2588550	403816	651	270	-50	112.8	La Colorada
SCC-08-49	2588498	403818	645	271	-50	111.3	La Colorada
SCC-08-50	2588399	403972	622	272	-50	146.3	La Colorada
SCC-08-51	2588449	404019	627	270	-50	143.3	La Colorada
SCC-08-52	2588500	404017	626	273	-50	103.6	La Colorada
SCC-08-53	2588648	404021	637	270	-50	223.4	La Colorada
SCC-08-54	2588205	403727	611	262	-50	108.2	La Colorada
SCC-08-55	2587799	403913	529	267	-50	140.2	La Colorada
SCC-08-56	2587798	403829	554	270	-50	111.3	La Colorada
SCC-08-57	2587848	403806	560	270	-50	47.2	La Colorada
SCC-08-58	2587848	403808	560	261	-80	97.5	La Colorada
SCC-08-59	2588149	403751	591	274	-60	106.7	La Colorada
SCC-08-60	2588248	403711	630	267	-58	99.1	La Colorada
SCC-08-61	2588099	403729	570	267	-74	57.9	La Colorada
SCC-08-62	2588151	404106	591	315	-50	51.8	La Colorada
SCC-08-63	2588196	404066	604	309	-50	42.0	La Colorada

HARRIS GEOLOGICAL SERVICES

SCC-08-64	2588265	404063	622	318	-50	52.8	La Colorada
				Total:		19,212.3	metres

HARRIS GEOLOGICAL SERVICES

HARRIS GEOLOGICAL SERVICES